PE
12-31-03

04029331

Empire Financial Holding Company

2003 Annual Report

Empire Financial Holding Company
2003 Annual Report – Letter to Shareholders

May 3, 2004

To Our Shareholders,

While our 2003 financial performance was unsatisfactory, our efforts during the past year have set the stage for a stronger and profitable company. To recap our 2003 financial results, total revenues from continuing operations for the year ended December 31, 2003 were $17.4 million compared with total revenues of $13.2 million in the prior year. We reported a net loss from continuing operation for 2003 of $1.8 million, or $0.41 per basic and diluted share, compared with net loss from continuing operations income of $1.45 million, or $0.54 per basic and diluted share, for 2002.

Based on our losses and concerns regarding the outcome of the previously reported regulatory investigations relating to the company's involvement in trading of mutual fund shares by our clients, our auditors included in their audit report relating to our 2003 financial statements an explanatory paragraph that raises substantial doubt about our ability to continue as going concern. Our management team has implemented a strategic plan that it believes will result in a return to positive earnings and cash flow, and we are encouraged that since January 1, 2004, we have experienced positive cash flow from operations.

Our strategic plan included focusing on better performing, higher return business segments and resulted in our sale of our correspondent clearing business, Advantage Trading Group, Inc., and in connection with this sale, we retired 2,088,000 shares of our common shares, exited the correspondent clearing business and substantially ended litigation with our former Co-CEO. Our plan also emphasizes expansion of our current discount retail brokerage business and development of our independent registered representative relationships. We also remain focused on our investment advisory business. Finally, we entered into a new business line by offering order execution and market making services to unaffiliated broker dealers and today make markets in thousands of domestic and international equities. The initial results of this new business line are very encouraging.

In addition, our strategic plan involves focusing on significant reductions in overhead, which has already resulted in the relocation of our corporate headquarters and the consolidation of the Atlanta office with our corporate headquarters at a significant cost savings. We have also negotiated a significant reduction in overall clearing costs.

In October 2003, we became involved in a Securities and Exchange Commission investigation relating to the trading of mutual funds shares by our clients. The New York Attorney General is also conducting a similar investigation. Since that time, we have expended significant resources in order to cooperate fully with these investigations. Additionally, in response to these investigations, we have devoted additional resources to our compliance operations and have instituted enhanced compliance procedures. We are hopeful that these investigations will be concluded during 2004.

We have also greatly strengthened our management team. Donald A. Wojnowski Jr. was promoted in June 2003 and is now our President with responsibility for our daily operations and strategic business initiatives. Patrick E. Rodgers joined us in January 2004 and is our Chief Financial Officer and also acts as our corporate Secretary. Additionally, in June 2003, we hired Gerald Mastrianni as Director of Trading Operations overseeing our institutional execution services and market making capabilities in foreign shares, American Depository Receipts (ADRs) and small capitalization and OTC Bulletin Board stocks. To date, this operation has been very successful and we are thankful to Gerry and his team for their efforts.

We are hopeful that the implementation of our strategic plan and the strengthening of our management team has positioned us to benefit from both stronger equity markets and changes in the brokerage services business.

We want to thank our shareholders, clients and employees for their support through this difficult period and we believe that 2004 will be the year in which we are able to capitalize on these efforts and enhance our shareholder value.

Sincerely,

Kevin M. Gagne
Chairman of the Board and Chief Executive Officer

Donald A. Wojnowski Jr.
President

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
COMMISSION FILE NUMBER 1-31292

EMPIRE FINANCIAL HOLDING COMPANY
(Exact name of registrant as specified in its charter)

FLORIDA	56-3627212
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

2170 WEST STATE ROAD 434, SUITE 100 LONGWOOD, FLORIDA	32779
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (407) 774-1300

Securities Registered Pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, $.01 Par Value	American Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

<PAGE>

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 15, 2004 computed by reference to the average bid and asked prices of registrant's common stock reported on the American Stock Exchange on such date was $1,506,890.

The number of shares outstanding of registrant's Common Stock, $.01 par value per share, as of March 15, 2004 was 3,194,450.

DOCUMENTS INCORPORATED BY REFERENCE

Certain exhibits listed in Part IV of this Annual Report on Form 10-K are incorporated by reference from prior filings made by the registrant under the Securities Exchange Act of 1934, as amended.

Portions of the registrant's definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference into Part III of this Annual Report on Form 10-K.

<PAGE>

TABLE OF CONTENTS

		PAGE
PART I		1
Item 1.	Business	1
Item 2.	Legal Proceedings	12
Item 3.	Submission Of Matters To A Vote Of Security Holders	13
PART II		13
Item 4.	Market For Common Equity And Related Stockholder Matters	13
Item 5.	Selected Financial Data	15
Item 6.	Management's Discussion And Analysis	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements And Supplementary Data	31
Item 9.	Changes In And Disagreements With Accountants On Accounting And Financial Disclosure	31
Item 9A.	Controls and Procedures	31
PART III		31
PART IV		32
Item 15.	Exhibits And Reports On Form 8-K	32

<PAGE>

This Form 10-K contains statements about future events and expectations which are, "forward looking statements". Any statement in this 10-K that is not a statement of historical fact may be deemed to be a forward looking statement. Forward-looking statements represent our judgment about the future and are not based on historical facts. These statements include: forecasts for growth in the number of customers using our service, statements regarding our anticipated revenues, expense levels, liquidity and capital resources and other statements including statements containing such words as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," "continue" or "plan" and similar expressions or variations. These statements reflect the current risks, uncertainties and assumptions related to various factors including, without limitation, the ability of the Company to continue as a going concern, fluctuations in market prices, competition, changes in securities regulations or other applicable governmental regulations, technological changes, management disagreements and other factors described under the heading "Factors affecting our operating results, business prospects, and market price of stock" and elsewhere in this report and in other filings made by us with the SEC. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, believed, estimated or intended. We undertake no obligation to update, and we do not have a policy of updating or revising, these forward-looking statements. Except where the context otherwise requires, the terms "we," "us," or "our" refer to the business of Empire Financial Holding Company and its wholly-owned subsidiaries.

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a financial brokerage services firm serving institutional, retail and wholesale customers that operates in two business segments: retail brokerage and advisory services, and order execution and market making services. Our services are delivered through the Internet and traditional means.

We have two operating subsidiaries, including, Empire Financial Group, Inc., which conducts our retail discount and full service brokerage operation, services independent registered representatives, and provides retail and wholesale order execution and market making services and Empire Investment Advisors, Inc., which provides financial, custodial and investment advisory products and services. In November, 2003, we sold all of the outstanding capital stock of Advantage Trading Group, Inc. ("Advantage") and we therefore no longer own Advantage. Accordingly, our financial statements and our discussion and analysis of our financial condition and results of operations throughout this Annual Report on Form 10-K includes Advantage as a discontinued operation. For additional financial information regarding the disposition of Advantage and related transactions, see Note 4 of our Notes to Consolidated Financial Statements appearing elsewhere in this report.

Our brokerage and advisory business provides financial brokerage services directly to our retail customers, including individuals and small to mid-sized institutions such as banks, credit unions, hedge funds, money managers, mutual funds, unaffiliated broker dealers and pension funds. The securities brokerage business involves the purchase and sale of securities. A retail customer who desires to purchase or sell a specific security usually places a securities order with a broker dealer. Broker dealers, including us, charge retail customers a commission or fee for processing these orders. Our commissions and fees revenues are derived entirely from commissions or fees charged to retail customers.

<PAGE>

In order to fill the customer's order, a broker dealer generally places an order with an order execution service or market maker. The order execution service or market maker most often fills the order as principal by either buying or selling the specific security. We offer order execution services to unaffiliated broker dealers. Our securities execution and market making services involve filling orders to purchase or sell securities received from unaffiliated broker dealers or registered investment advisors on behalf of their retail and institutional customers. We typically act as principal in these transactions and derive our net trading revenues from the difference between the price paid when a specific security is bought and the price received when that security is sold.

RECENT DEVELOPMENTS

Sale of Advantage; Goble Settlement and Mutual Release.

In November, 2003, we sold all of the issued and outstanding capital stock of Advantage to Richard L. Goble and The Richard L. Goble First Revocable Trust dated May 12, 1999 (the "Goble Trust"). In connection with our sale of Advantage to Mr. Goble and the Goble Trust, we entered into a Stock Purchase and Settlement Agreement (the "Settlement Agreement") and a Mutual Release (the "Mutual Release") with each of Mr. Goble, the Goble Trust, and each of our current directors, pursuant to which all outstanding controversies between the parties were settled and each party further agreed to dismiss any and all pending lawsuits between and among one another with prejudice. Mr. Goble resigned from our board of directors on November 6, 2003.

Pursuant to the terms of the Settlement Agreement, we acquired 2,088,000 shares of our common stock from Mr. Goble. In consideration for the purchase of those shares and in connection with the Settlement Agreement, (i) Mr. Goble and the Goble Trust received from us all of the issued and outstanding capital stock of Advantage and a three year unsecured promissory note in the original principal sum of $400,000 (the "Goble Note"), and (ii) we paid, on behalf of Mr. Goble, the Assumed G&G Purchase Price (as defined below) to The Gagne First Revocable Trust (the "Gagne Trust").

Mr. Goble, Mr. Gagne and the Gagne Trust also entered into a Stock Purchase Agreement, dated as of November 6, 2003 (the "G&G Stock Purchase Agreement"), whereby Mr. Goble purchased from the Gagne Trust all of the outstanding capital stock of G & G Holdings, Inc. ("G&G"), a Florida corporation jointly owned by Messrs. Gagne and Goble, for partial consideration to be paid to the Gagne Trust on November 6, 2003, which includes (i) $250,000 in cash, (ii) a three year unsecured promissory note in the original principal sum of $500,000 (the "Gagne Note"), and (iii) 10,000 shares of Series A Convertible Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), issued by us (collectively, the "Assumed G&G Purchase Price").

<PAGE>

As a result of our sale of Advantage and the related transactions described above, approximately $10,700,000 of our consolidated assets and approximately $7,700,000 of our consolidated liabilities as of December 31, 2002 have been eliminated from our balance sheet as of December 31, 2003. In addition, our consolidated statement of operations for the year ended December 31, 2003 reflects a loss from the discontinued operations of Advantage in the amount of $1,212,661. As a result of the effects of the disposition of Advantage, the losses incurred by Advantage prior to its disposition and our loss from continuing operations during the year ended December 31, 2003 in the amount of $1,871,348, our net stockholders' equity declined from $3,886,133 as of December 31, 2002 to a net stockholders' deficit of $801,183 as of December 31, 2003.

On January 16, 2004, we filed suit against Mr. Goble and G&G in Case No. 04-CA-131-16-K, in the Circuit Court in and for Seminole County, Florida. The lawsuit alleges that Mr. Goble has breached the Settlement Agreement and that Mr. Goble and G&G have breached a lease agreement we entered into with G&G. The lawsuit seeks monetary damages and other relief. On February 12, 2004, Mr. Goble, G&G and Advantage filed a counterclaim against us, our wholly owned subsidiaries Empire Financial Group, Inc. and Empire Investment Advisors, Inc., each of our current directors and certain of our employees and officers. The counterclaim contains many allegations which were resolved by the Settlement Agreement. The counterclaim further alleges that we have breached the Settlement Agreement, that we have breached our lease agreement with G&G, that certain officers and directors have breached a fiduciary duty which they owed to Advantage, and that we, along with certain of our officers and directors, have

<PAGE>

Mutual Fund Trading Investigations.

On October 17, 2003, we received the first of a series of subpoenas issued by the United States Securities and Exchange Commission in an investigation entitled In re Certain Mutual Fund Trading Practices, File No. NY-7220. The investigation seeks information regarding whether certain persons and entities engaged in, or aided and abetted others to engage in, certain practices in connection with the trading of mutual funds shares in violation of the federal securities laws, including enabling or permitting preferred customers to engage in "late trading" or "market timing" of mutual fund shares, among other things. The New York Attorney General is also conducting a similar investigation.

We have conducted an informal internal review concerning our activities in connection with market timing and late trading of mutual funds on behalf of our clients. As a result of our informal internal review, we have discovered specific instances where our employees (i) assisted clients in engaging in market timing of mutual fund transactions and (ii) entered orders after 4:00 p.m. for the trading of mutual fund shares.

As of this time, we cannot determine the nature or severity of any legal or other regulatory sanctions that may be imposed on us or on certain of our officers and employees in connection with these investigations, but these sanctions may include fines, penalties, disgorgement of profits, the issuance of cease and desist orders or suspension or expulsion as a broker dealer. We are fully cooperating with the SEC and the New York Attorney General in their investigations.

Going Concern

The Consolidated Financial Statements appearing elsewhere in this report have been prepared on a going concern basis, which reflects the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying Consolidated Financial Statements, the Company incurred losses from continuing operations in the amount of $1,871,348 and $1,495,724, during the years ended December 31, 2003 and 2002, respectively, and has a stockholders' deficit of $801,183 as of December 31, 2003. In addition, the Company currently has uncertainties in connection with regulatory investigations described above. Depending on the result of these uncertainties, the company may not continue as a going concern. See Note 3 of our Notes to Consolidated Financial Statements. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

OUR COMPANY

Our principal executive offices are located at 2170 West State Road 434, Suite 100, Longwood, Florida 32779, and our telephone number is 1-800-569-3337. Our website is located at www.empirenow.com. Information contained in or connected to our web site is not part of this report. We do not make our periodic filings available on our website at this time. However, for those persons that make a request in writing (Attn: Patrick E. Rodgers) or by e-mail (prodgers@empirenow.com), we will provide free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, our proxy statements and/or reports filed

<PAGE>

by officers and directors with the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act. These reports are also available on the Securities Exchange Commission website at www.sec.gov by searching the EDGAR database for our company's filings.

BROKERAGE AND INVESTMENT ADVISORY BUSINESS

We provide financial brokerage services directly to our retail customers, including individuals and small to mid-sized institutions such as banks, credit unions, hedge funds, money managers, mutual funds and pension funds. After taking into account our sale of Advantage and eliminating its business from our historical financial statements, approximately 92% of our 2003 revenues, approximately 98% of our 2002 revenues and approximately 91% of revenues for 2001 were derived from commissions and fees generated in connection with our retail financial brokerage services. Our retail customers may place their securities orders online through our secure website located at www.empirenow.com or via telephone by calling our retail trading desk at 1-877-569-3337. We charge our customers an agreed upon brokerage commission. Our online retail trading commissions start at $8.99 per trade and our broker assisted trades start at $24.99 per trade.

As of March 15, 2004, we provided back office and administrative functions for approximately 170 independent registered representatives. Our independent registered representatives process securities transactions through us. For a fee and a participation in their revenues, we provide these representatives with back office support, client statements and reports, branch office regulatory compliance and advisory services. These representatives typically pay all of their office and marketing expenses.

We also provide fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers through our wholly owned subsidiary, Empire Investment Advisors, Inc. These services are web-based and are delivered through a platform that combines a variety of independent third party providers. Services include access to separate account money managers, managed mutual fund portfolios, asset allocation tools, separate account manager and mutual fund research, due diligence and quarterly performance review. We charge our customers an all-inclusive fee for these services, which is based on assets under management. As of December 31, 2003, the annual fee was equal to approximately 85 basis points times the assets under management.

RETAIL BROKERAGE SERVICES

(I) DISCOUNT RETAIL BROKERAGE

We provide discount securities brokerage services to retail investors, including both individuals and small to mid-sized institutions such as hedge funds, money managers, mutual funds and pension funds. We charge our customers an agreed upon brokerage commission. Our online retail trading commissions start at $8.99 per trade and our broker assisted trades as well as our independent contractor trades start at $24.99 per trade. Our client support representatives are available from 8:00 a.m. to 7:00 p.m. eastern time. Our services allow for after hours trading.

Customers can directly place orders to buy and sell NASDAQ and exchange-listed securities, as well as equity and index options, through our Internet based order processing system. We support a range of order types, including market orders, limit orders (good-till-cancelled or day), stop orders and short sales. Our system automatically checks the parameters of an order, together with the customer's buying power and positions held, prior to executing an order. All listed market orders, subject to certain size limitations, are executed at the National Best Bid/Offer, or NBBO, or better at the time of receipt by a third market firm or exchange. The NBBO is a dynamically updated

<PAGE>

representation of the combined highest bid and lowest offer quoted across all United States stock exchanges and market makers registered in a specific stock. Eligible orders are exposed to the marketplace for possible price improvement, but in no case are orders executed at a price inferior to the NBBO. Limit orders are executed based on an indicated price and time priority. All NASDAQ market orders, subject to certain size limitations, are executed at the Best Bid/Offer or better at the time of receipt by the market maker.

Our retail brokerage services are readily accessible to our brokerage customers through two gateways:

- o Internet Access. Customers using personal computers can access our brokerage services through the Internet by direct modem access. Our website, www.empirenow.com, combines an easy-to-use interface with the trading capabilities and financial content that experienced investors demand. We have designed our website to appeal to a broad range of retail investors, from novice to more sophisticated investors, particularly those seeking competitively priced online services. We intend to continually develop the features of our website and to position ourselves as the high value/low cost provider in our pricing segment.

- o Voice Telephone. We provide customers with a toll-free number to access our brokers and other client support representatives. We also provide our clients with direct access to our registered representatives and principals through our client support desk to allow them to execute trades other than online. Our brokers are committed to using their trading desks to obtain for our clients the fastest execution of their order at the best possible price at the time the order is given. As of December 31, 2003, our retail client support division consisted of 22 employees, of which 5 are registered representatives and principals.

(II) FULL SERVICE RETAIL BROKERAGE SERVICES

We also service retail customers through a nationwide network of independent registered representatives. The representatives provide their own offices and utilize our execution, market making and web-based services to provide access to investments to their client base. We receive a percentage of the revenue generated by the representatives in exchange for providing back office support. As of March 15, 2004, we had approximately 31 fully independent branch offices, which we refer to as Offices of Supervisory Jurisdiction, or OSJ's, providing these services.

We recruit experienced, highly productive independent financial advisors by offering them an attractive compensation package and the independence of owning and operating their own branch office. Generally, each branch office pays substantially all costs associated with establishing and operating the branch in return for a relatively high portion of gross commission revenue. We provide regulatory, compliance and other support services to the branch office financial advisors. This program allows expansion of brokerage operations with relatively minimal capital outlay.

We offer full customer brokerage services using corporate equity and debt securities, U.S. government securities, municipal securities, mutual funds, variable annuity and variable life insurance products, general insurance, portfolio planning and management, cash management services, and portfolio tracking.

INVESTMENT ADVISORY SERVICES

We offer fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers through our wholly owned subsidiary,

<PAGE>

Empire Investment Advisors, Inc. These services are web-based and are delivered through a platform that uses a variety of independent third party providers. We believe these services enable us to establish more comprehensive relationships with our customers. The investment advisory services we provide include:

- investment portfolio planning with recommendations on overall portfolio allocations for different types of investments based on customers' long term needs;

- recommendations regarding mutual fund and separate account manager investments; access to separate account money managers, managed mutual fund portfolios and asset allocation tools;

- manager and mutual fund due diligence; and,

- portfolio performance review and reallocation.

These services are provided via an all-inclusive, low cost fee based on assets under management. As of December 31, 2003, the fee was approximately 85 basis points per annum of the value of our customer's managed assets. Empire Investment Advisors, Inc., is registered as an investment adviser in all 50 states under the Investment Company Act of 1940.

Our investment advisory services provide a competitive advantage to our management division. The independent registered representatives of this division can offer the product and services of Empire Investment Advisors, Inc., to their retail clients upon licensing with Empire Investment Advisors, Inc. High net worth clients and commission adverse clients can now have money management services that compete with banks and other financial institutions.

ANCILLARY RETAIL BROKERAGE SERVICES

We offer the following ancillary services:

MARKET DATA AND FINANCIAL INFORMATION. During trading hours, we continually receive a direct line, or feed, of detailed quote data, market information and news. Our retail customers can create their own personal list of stocks and options for quick access to current pricing information. We provide our customers with access to real-time quotes, including stocks, options, major market indices, most active issues and largest gainers and losers for the major exchanges. We also offer our customers various real-time quote services. Our alliances and content provider relationships allow us to offer access to news, charts, market commentary and analysis and company financial information. Our website, www.empirenow.com, provides comprehensive investment research content as well as access to SEC filings of public companies, among other features.

PORTFOLIO TRACKING AND RECORDS MANAGEMENT. Customers have online access to a listing of all their portfolio assets held with us, including data on the date of purchase, cost basis, current price and current market value. The system automatically calculates unrealized profits and losses for each asset held. Information provided to our customers also includes total short-term or long-term gain/loss and commissions paid. Detailed account balance and transaction information includes cash and money fund balances, buying power, net market portfolio value, dividends paid, interest earned, deposits and withdrawals. Customers can also create watch lists to include any number of stocks, options, mutual funds and other financial investments a customer is interested in tracking. All transaction and portfolio records are automatically updated to reflect trading activity. Buy and sell orders placed when the markets are closed are automatically submitted prior to the next day's market opening. Online account holders receive electronic notification of order execution, and all customers receive printed trade or electronic confirmations and detailed monthly statements. We have contracted with an independent firm to provide for the transmittal of proxy, annual report and tender offer materials to our customers.

<PAGE>

CASH MANAGEMENT SERVICES. Customer payments received through the mail or federal wire system are credited to customer accounts. We also provide cash management services to our customers. For example, funds not invested in securities earn interest in a credit interest program or can be invested in money market funds. In addition, we provide free checking services and debit cards for our customer accounts through a commercial bank. We are exploring the expansion of these services.

ACCOUNT SECURITY. We use a combination of proprietary and industry standard security measures to protect customers' assets. Customers are assigned unique account numbers, user identifications and passwords that must be used each time they log on to our system. We rely on encryption and authentication technology to provide the security necessary to effect the confidential exchange of information. We do not plan to share customer data with third parties.

STRATEGIC MARKETING EFFORTS

We plan to increase our brand recognition to attract new retail customers. We plan to continue to build market awareness, educate the investing public about our services and broaden and enhance brand name recognition and loyalty. We are actively pursuing additional alliances with various companies to increase trading volume and operational efficiencies, to further enhance name recognition and to diversify our income stream. In addition, we regularly examine new ways to provide additional products and services to our current clients, as well as new clients. We may also market our services through, among other things, television, direct-response advertising, advertising on our own and other websites, a public relations program and live seminars.

COMPETITION

The market for brokerage services, particularly over the Internet, is rapidly expanding and extremely competitive. This competition is expected to continue to grow in the future. Major competitors include Charles Schwab & Co. Inc., E*Trade Group, Inc., TD Waterhouse Group, Inc., Ameritrade Holding Corporation and Linsco Private Ledger, Raymond James Financial Services, Inc., and Fidelity Brokerage Services, Inc. In addition, we compete with financial institutions and investing services that offer online brokerage services. We believe the major competitive factors for brokerage services include cost, service, quality, ease of use and customer satisfaction.

Some of the strongest competition comes from companies who have greater marketing, financial and technical resources than ours. These competitors can offer a wider range of services and financial products than we can. Some of our competitors also have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

ORDER EXECUTION AND MARKET MAKING SERVICES

Our securities execution and market making services involve filling orders to purchase or sell securities received from unaffiliated broker dealers on behalf of their retail and institutional customers. We typically act as principal in these transactions and derive our net trading revenues from fees or the difference between the price paid when a security is bought and the price received when that security is sold. Therefore, we seek to take advantage of daily stock price fluctuations to maximize our revenues. We typically do not

<PAGE>

receive a fee or commission for providing order execution services. After taking into account our sale of Advantage and eliminating its business from our historical financial statements, approximately 6% of our revenues for the year ended December 31, 2003, and less than 1% of our revenues for the years ended December 31, 2002 and December 31, 2001, were derived from these services.

We provide order execution and market making services for unaffiliated broker dealers. Our trade execution capabilities allow us to handle orders telephonically or electronically. Order execution services consist of filling orders received from independent broker dealers to buy securities or sell securities. As a U.S. market maker in select U.S. and foreign securities, we provide execution services and liquidity to unaffiliated broker dealers. As a market maker, we offer to buy shares from, or sell shares to, broker dealers. We display the prices at which we are willing to buy and sell these securities and adjust our prices in response to market conditions. When acting as principal, we commit our own capital and derive revenue from the difference between the prices at which we buy and sell shares. We typically do not receive a fee or commission for providing order execution services. We typically act as principal in our order execution and market making transactions.

Our net trading revenues are dependent on our ability to take advantage of daily stock price fluctuations. Thus, we must be able to evaluate and act rapidly on market trends and manage risk successfully. Our methodology focuses on the dynamic, real-time analysis of market activity and price movements, which enables us to increase our revenues and manage risk better. We utilize state of the art industry standard execution and compliance systems to manage our risk and seamlessly process transactions with unaffiliated broker dealers.

We maintain strict inventory management procedures which reduces our exposure to risk from market volatility.

TECHNOLOGY

We believe our systems and software allow us to maintain low fixed processing and labor costs in our order execution and market making businesses. We use an Internet-based order system that directly links our broker dealer retail customers to our order execution and market making services employees. This system allows us to process trade transactions more effectively by maximizing the use of our execution and clearing services in trade orders we receive.

We utilize employees, local consultants and also outsource software development projects to independent contractors for rapid application development at economical rates. We also use certain third party technology vendors when we deem it more cost effective than building the technology ourselves.

COMPETITION

We provide order execution and market making services for equity securities to unaffiliated broker dealers. The market for these services is rapidly evolving and intensely competitive. We expect competition to continue to intensify in the future. We compete primarily with wholesale, national and regional broker dealers and trade execution firms such as Knight Trading Group, Inc. and Schwab Capital Markets LP, as well as electronic communications networks, which provide a direct trading venue to institutional and retail investors. We compete primarily on the basis of execution quality, customer service and technology.

<PAGE>

Some of the strongest competition comes from companies who have greater marketing, financial and technical resources than ours. These competitors can offer a wider range of services and financial products than we can. Some of our competitors also have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share.

GOVERNMENT REGULATION

(I) BROKER DEALER REGULATION

The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker dealers are required to register with the SEC under the Securities Exchange Act of 1934 or the Exchange Act. Our subsidiary, Empire Financial Group, Inc. is a broker dealer registered with the SEC. Under the Exchange Act, every registered broker dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. Securities professionals associated with a broker-dealer also are subject to registration and supervision by the NASD. The NASD has established conduct rules for all securities transactions among broker dealers and private investors, trading rules for the over-the-counter markets and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives in accordance with its rules and on behalf of the state securities authorities which apply the same or additional examination requirements.

We are also subject to regulation under state law. Empire Financial Group, Inc., is registered as a broker dealer in all 50 states and in Puerto Rico. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker dealers that exceed those imposed under federal law. This amendment, however, does not preclude the states from imposing registration requirements on broker dealers that operate within their jurisdiction, from sanctioning these broker dealers for engaging in misconduct or from supervising associated persons that operate within a state.

(II) NET CAPITAL REQUIREMENTS; LIQUIDITY

As a registered broker dealer and a member of the NASD, Empire Financial Group, Inc. is subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered broker dealers, is designed to measure the general financial integrity and liquidity of a broker dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments which reflect the possibility of a decline in the market value of an asset prior to disposition.

<PAGE>

Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to shareholders, employees or affiliates if the capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of certain of a broker dealer's subordinated indebtedness, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

Empire Financial Group, Inc. is a member of the Securities Investor Protection Corporation which provides, in the event of the liquidation of a broker dealer, protection for clients' accounts up to $500,000, subject to a limitation of $100,000 for claims for cash balances. The independent clearing firm with whom we have contracted to provide for the transmittal of proxy, annual report and tender offer materials to our customers also carries an additional $25,000,000 of account insurance.

(III) INVESTMENT COMPANY ACT

Our subsidiary, Empire Investment Advisers, Inc., is registered with the SEC as an investment adviser under the Investment Company Act of 1940. Registration by the SEC does not represent an endorsement of Empire Investment Advisers, Inc. by the SEC. Empire Investment Advisers, Inc. must comply with rules that govern the way it conducts its business, including the information that must be given to clients, records that must be maintained, compliance procedures and ethical requirements that must be enforced, and terms that must be included in advisory agreements. As an investment adviser, Empire Investment Advisers, Inc. is a fiduciary for its clients, and must act with loyalty and care in the performance of its duties.

(IV) ADDITIONAL REGULATION

Due to the increasing popularity and use of the Internet and other online services, various regulatory authorities are considering laws and/or regulations with respect to the Internet or other online services covering issues such as user privacy, pricing, copyrights and quality of services. The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Moreover, the recent increase in the number of complaints by online traders could lead to more stringent regulations of online trading firms and their practices by the SEC, NASD and other regulatory agencies.

Furthermore, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. As our services are available over the Internet in multiple states and foreign countries, and as we have numerous clients residing in these states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country.

<PAGE>

EMPLOYEES

As of March 15, 2004, we had 44 full-time employees and 170 independent contractors. Of these, there were 6 employees in management, 19 employees providing operation and client support for our retail and order execution services, and 22 employees providing order execution and market making services to our correspondents and retail client base. The independent contractors provide retail services to our customers. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider our employee and independent contractor relations to be good.

ITEM 2. PROPERTIES

We relocated our principal executive offices in February 2004. These offices consist of approximately 8,000 square feet of office space located in Longwood, Florida. This facility is owned by Emerson Investments International, Inc. ("Emerson"). We have entered into a lease with Emerson, which expires on February 28, 2010 and provides for an average rent of approximately $11,608 per month, plus sales and property taxes.

As of March 15, 2004, we had approximately 31 fully independent branch offices throughout the United States. We do not have lease agreements for our branch offices or any direct financial commitment. The rent for these facilities is an obligation of the independent contractors who are located in each of them.

ITEM 3. LEGAL PROCEEDINGS

On October 17, 2003, we received the first of a series of subpoenas issued by the United States Securities and Exchange Commission in an investigation entitled In re Certain Mutual Fund Trading Practices, File No. NY-7220. The investigation seeks information regarding whether certain persons and entities engaged in, or aided and abetted others to engage in, certain practices in connection with the trading of mutual funds shares in violation of the federal securities laws, including enabling or permitting preferred customers to engage in "late trading" or "market timing" of mutual fund shares, among other things. The New York Attorney General is also conducting a similar investigation.

We have conducted an informal internal review concerning our activities in connection with market timing and late trading of mutual funds on behalf of our clients. As a result of our informal internal review, we have discovered specific instances where our employees (i) assisted clients in engaging in market timing of mutual fund transactions and (ii) entered orders after 4:00 p.m. for the trading of mutual fund shares.

As of this time, we cannot determine the nature or severity of any legal or other regulatory sanctions that may be imposed on us or on certain of our officers and employees in connection with these investigations, but these sanctions may include fines, penalties, disgorgement of profits, the issuance of cease and desist orders or suspension or expulsion as a broker dealer. We are fully cooperating with the SEC and the New York Attorney General in their investigations.

On January 16, 2004, we filed suit against Mr. Goble and G&G Holdings, Inc. ("G&G") in Case No. 04-CA-131-16-K, in the Circuit Court in and for Seminole County, Florida. The lawsuit alleges that Mr. Goble has breached the Settlement Agreement and that Mr. Goble and G&G have breached a lease agreement we entered into with G&G. The lawsuit seeks monetary damages and other relief. On February 12, 2004, Mr. Goble, G&G and Advantage filed a counterclaim against us, our wholly owned subsidiaries Empire Financial Group, Inc. and Empire Investment Advisors, Inc., each of our current directors and certain of our employees and

<PAGE>

officers. The counterclaim contains many allegations which were resolved by the Settlement Agreement. The counterclaim further alleges that we have breached the Settlement Agreement, that we have breached our lease agreement with G&G, that certain officers and directors have breached a fiduciary duty which they owed to Advantage, and that we, along with certain of our officers and directors, have converted personalty which belongs to Advantage. We have moved to strike the counterclaim on the grounds that substantially all of the claims alleged were waived and released by the Settlement Agreement and related settlement documents. We believe that the counterclaim is devoid of merit and intend to vigorously prosecute our claims against Mr. Goble and G&G and vigorously defend the counterclaim.

Our business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class action which generally seek rescission and substantial damages. In the ordinary course of business, we and our principals are, and may become a party to additional legal or regulatory proceedings or arbitrations. We are not currently involved in any additional legal or regulatory proceeding or arbitrations, the outcome of which is expected to have a material adverse impact on our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2003.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock began trading on the American Stock Exchange (ASE) on April 9, 2002, under the symbol "EFH". Set forth below is high and low price information for the common stock as reported on the ASE for each period presented.

2002	HIGH SALES PRICE	LOW SALES PRICE
Second Quarter (from April 9)	$ 4.00	$ 3.80
Third Quarter	1.75	1.60
Fourth Quarter	.92	.91

2003	HIGH SALES PRICE	LOW SALES PRICE
First Quarter	$ 1.30	$ .89
Second Quarter	1.85	.92
Third Quarter	1.80	1.35
Fourth Quarter	1.80	1.10
2004	HIGH SALES PRICE	LOW SALES PRICE
First Quarter (through March 15)	$ 1.70	$ 1.15

As of March 15, 2004, there were 460 holders of record of the common stock, $.01 par value per share.

<PAGE>

We paid dividends to our shareholders in the past. Prior to completion of our IPO, we were an S corporation for federal and state income tax purposes and our taxable income was taxed directly to our initial shareholders. We distributed a total of $732,294 during fiscal year 2002 related to their tax liability for our taxable income for 2001. Since the IPO and our conversion to a C corporation, we have paid no dividends and we do not anticipate paying any dividends in the foreseeable future. We intend to retain earnings to finance the development and expansion of our business. Payment of dividends in the future will be subject to the discretion of our board of directors and will depend on our ability to generate earnings, our need for capital and our overall financial condition.

The following table provides information as of December 31, 2003 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

<TABLE>

EQUITY COMPENSATION PLAN INFORMATION

<CAPTION>

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
<S>	<C>	<C>	<C>
Equity compensation plans approved by security holders..............	380,100	$1.15	1,225,400
Equity compensation plans not approved by security holders......	-	-	-
Total..............................	380,100	$1.15	1,225,400

</TABLE>

In December 2003, we issued $400,000 in principal amount of Convertible Unsecured Non-Negotiable Notes due 2006. The Notes were not registered under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The Notes were sold only to investors who qualify as "Accredited Investors" under Regulation D promulgated under the Securities Act. The Notes were sold for cash at a price equal to the principal amount of the Notes. The Notes are convertible into shares of our common stock, par value $.01 per share, at a conversion price of $2.00 per share, subject to adjustment as described in each Note.

In December 2003, we issued 200,000 shares (the "Shares") of unregistered common stock, $.01 par value, of the registrant to Shepherd Large Cap Growth Fund ("Shepherd") pursuant to the terms of a Subscription and Stock Purchase Agreement, dated December 18, 2003 (the "Stock Purchase Agreement"). In connection with the Stock Purchase Agreement, we also entered into a Registration Rights Agreement with Shepherd (the "Registration Rights Agreement"), granting Shepherd the limited right to register the Shares on the terms and conditions set forth therein. In consideration for the purchase of the Shares and in connection with the execution of the Stock Purchase Agreement and the Registration Rights Agreement, Shepherd paid us an amount equal to $250,000. The Shares were not registered under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 501 of Regulation D promulgated thereunder. Shepherd qualifies as an "Accredited Investor" under Regulation D promulgated under the Securities Act.

<PAGE>

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report. Prior to our IPO in April 2002, we were taxed as an S Corporation, and, accordingly, our taxable income was taxed directly to our shareholders. Unaudited pro forma information assumes that we were subject to federal income taxes and taxed as a C corporation at the statutory rates for the periods presented.

<TABLE>
<CAPTION>

	2003	2002	2001	2000	1999
<S>	<C>	<C>	<C>	<C>	<C>
STATEMENT OF INCOME DATA:					
Revenues:					
Commissions and fees	$ 16,140,329	$ 13,001,503	$ 10,138,894	$ 10,939,186	$ 5,766,888
Trading revenues, net	1,064,478	-	-	-	-
Interest	180,371	164,817	53,070	1,024,300	149,949
Other	14,863	38,798	200,954	602,588	52,955
	17,558,136	13,205,118	10,392,918	12,566,074	5,969,792
Expenses:					
Commission and clearing costs	12,980,821	5,669,838	3,045,674	2,806,725	555,345
Employees compensation and benefits	3,054,236	5,460,371	4,856,339	6,374,193	3,407,381
General and administrative	2,759,250	2,269,729	1,474,400	1,691,613	380,472
Communications and data processing	175,298	247,524	188,810	258,120	299,020
Orderflow payments	119,313	-	(8,073)	(101,139)	(215,285)
Advertising	87,420	51,012	292,786	441,344	601,104
Interest	64,639	894	(2,108)	(108,474)	137,497
Impairment loss	30,412	1,001,474	-		
	19,271,389	14,700,842	9,847,828	11,362,382	5,165,534
Income (loss) from continuing operations	(1,871,348)	(1,495,724)	545,090	1,203,692	804,258
Income (loss) from discontinued operations	(1,212,661)	(981,344)	990,191	1,393,885	2,654,068
Net income (loss)	(3,084,009)	(2,477,068)	1,535,281	2,597,577	3,458,326
Earnings per share - basic and diluted					
Continuing operations	$ (0.41)	$ (0.33)	$ 0.14	$ 0.30	$ 0.20
Discontinued operations	$ (0.26)	$ (0.21)	$ 0.25	$ 0.35	$ 0.66
Net income (loss) per share	$ (0.67)	$ (0.54)	$ 0.38	$ 0.65	$ 0.86

</TABLE>

<PAGE>
<TABLE>
<CAPTION>

<S>	2003 <C>	2002 <C>	2001 <C>	2000 <C>	1999 <C>
UNAUDITED PRO FORMA FINANCIAL INFORMATION :					
Total pro forma provision for income taxes			$ (577,700)	$ (977,500)	$ (1,300,000)
Pro forma income net of provision for income tax:					
Continuing operations			340,090	750,692	502,258
Discontinued operations			617,491	869,385	1,656,068
Net income			$ 957,581	$ 1,620,077	$ 2,158,326
Pro forma earnings (loss) per share - basic and diluted					
Continuing operations			$ 0.09	$ 0.19	$ 0.13
Discontinued operations			$ 0.15	$ 0.22	$ 0.41
Net income per share			$ 0.24	$ 0.41	$ 0.54
Weighted average shares outstanding - basic and diluted	4,587,920	4,587,494	4,000,000	4,000,000	4,000,000
BALANCE SHEET DATA (AT PERIOD END):					
Total assets	$ 1,765,721	$ 13,494,633	$ 17,575,416	$ 18,551,857	$ 22,166,240
Total liabilities	2,566,904	9,608,500	14,605,340	15,174,912	19,016,198
Shareholder's equity (deficit)	(801,183)	3,886,133	2,970,076	3,376,945	3,150,042

</TABLE>

<PAGE>

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

We were incorporated in Florida during February 2000. Our business is conducted entirely through our wholly owned subsidiaries, Empire Financial Group, Inc., and Empire Investment Advisors, Inc. Accordingly, the following discussion and analysis of our financial condition and results of operations is based on the combined results of these businesses.

In November 2003, we sold all of the outstanding capital stock of Advantage Trading Group, Inc. and we therefore no longer own Advantage. Accordingly, the following discussion and analysis of our financial condition and results of operations does not include Advantage. See Note 4 of our Consolidated Financial Statements appearing elsewhere in this report.

Empire Financial Group, Inc. is our financial brokerage services subsidiary providing brokerage services directly to discount and full service retail and institutional customers. We provide independent registered representatives and advisors and back office compliance and administrative services. Our retail customers can place their securities orders online through our secure website located at www.empirenow.com, over the telephone at 1-800-569-3337 or through their designated registered representative. We provide our retail customers access to useful financial products and services through our website and by telephone. Our customers may, upon request, also receive advice from our brokers regarding stock, bonds, mutual funds and insurance products. We also provide securities execution and market making services, providing execution services involving filling orders to purchase or sell securities received from unaffiliated broker dealers on behalf of their retail customers. We typically act as principal in these transactions and derive our net trading revenues from the difference between the price paid when a security is bought and the price received when that security is sold. We typically do not receive a fee or commission for providing order execution services.

Additionally through Empire Investment Advisors, Inc., we offer fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers. These services are web-based and are delivered through a platform that combines a variety of independent third party providers. Services include access to separate account money managers, managed mutual fund portfolios, asset allocation tools, separate account manager and mutual fund research, due diligence and quarterly performance review. We charge our customers an all-inclusive fee for these services, which is based on assets under management. As of December 31, 2003 the annual fee was equal to approximately 85 basis points times the assets under management.

<PAGE>

As a result of our sale of Advantage, approximately $10,700,000 of our consolidated assets and approximately $7,700,000 of our consolidated liabilities as of December 31, 2002 have been eliminated from our balance sheet as of December 31, 2003. In addition, our consolidated statement of operations for the year ended December 31, 2003 reflects a loss from the discontinued operations of Advantage in the amount of $1,212,661. As a result of the effects of the disposition of Advantage, the losses incurred by Advantage prior to its disposition and our loss from continuing operations during the year ended December 31, 2003 in the amount of $1,871,348, our net stockholders' equity declined from $3,886,133 as of December 31, 2002 to a net stockholders' deficit of $801,183 as of December 31, 2003.

GOING CONCERN

The Consolidated Financial Statements appearing elsewhere in this report have been prepared on a going concern basis, which reflects the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying Consolidated Financial Statements, the Company incurred losses from continuing operations in the amount of $1,871,348 and $1,495,724, during the years ended December 31, 2003 and 2002, respectively, and has a stockholders' deficit of $801,183 as of December 31, 2003. In addition, the Company currently has uncertainties in connection with regulatory investigations described above. Depending on the result of these uncertainties, the company may not continue as a going concern. See Note 3 of our Notes to Consolidated Financial Statements. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States of America. Because we operate in the financial services industry, we follow certain accounting guidance used by the brokerage industry. Our consolidated balance sheet is not separated into current and noncurrent assets and liabilities. Certain financial assets, such as investment securities are carried at fair market value on our consolidated statements of financial condition while other assets are carried at historic values.

ACCOUNTING FOR CONTINIGENCIES

We accrue for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, " Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

USE OF ESTIMATES

Note 2 to Consolidated Financial Statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements for the periods presented. We believe that of our significant accounting policies, the valuation of customer lists (see also Note 6 to Consolidated Financial Statements) is based on estimates and assumptions that require complex, subjective judgments which can materially impact reported results.

MARKET-MAKING ACTIVITIES

Securities owned and securities sold, not yet purchased, which primarily consist of listed, over-the-counter, American Depository Receipts and foreign ordinary stocks, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

SOURCES AND DESCRIPTION OF REVENUES

COMMISSIONS AND FEES

Approximately 93% of our 2003 revenues, approximately 98% of our 2002 revenues and approximately 91% of our 2001 revenues consist of commissions and fees. Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time. Transactional fees charged to retail and institutional customers are primarily affected by changes in transaction volumes and changes in the commission or fee rates charged per transaction. The significant growth in our daily average trading volumes in the U.S. and major global equities markets, combined with our introduction of online trading services, has increased our trading volume.

<PAGE>

EQUITIES MARKET-MAKING TRADING REVENUES, NET

Approximately 6% of our 2003 revenues, and none of our 2002 or 2001 revenues consist of equities market-making trading revenues, net. Equities market-making trading revenues are generated from the difference between the price we pay to buy securities and the price we are paid when we sell securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. Our equities market-making trading revenues are dependent on our ability to evaluate and act rapidly on market trends and manage risk successfully. We typically act as principal in these transactions and do not receive a fee or commission for providing order execution services.

DESCRIPTION OF OPERATING EXPENSES

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits, which include salaries and wages, incentive compensation and related employee benefits and taxes, are our largest operating expenses, accounting for approximately 16% of our expenses during 2003, approximately 37% of our expenses during 2002 and approximately 49% of our expenses for 2001. Our registered representatives, who make up approximately 80% of our employees, are compensated primarily on a performance basis. Therefore, a significant portion of compensation and benefits expense will fluctuate based on our operating revenue.

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs include commissions paid to independent brokers, fees paid to floor brokers and exchanges for trade execution costs, fees paid to third-party vendors for data processing services and fees paid to clearing entities for certain clearance and settlement services. Commissions and clearing costs generally fluctuate based on transaction volume. Approximately 67% of our 2003 expenses, approximately 39% of our 2002 expenses and approximately 31% of our 2001 expenses consist of commissions and clearing costs.

GENERAL AND ADMINISTRATIVE

Our general and administrative expenses consist primarily of legal, accounting and other professional fees, software consulting fees, travel and entertainment expenses, insurance coverage, depreciation, occupancy expenses and other similar operating expenses, and accounted for approximately 14% of our expenses for 2003, approximately 15% of our expenses for 2002 and approximately 15% of our expenses for 2001.

RESULTS OF OPERATIONS

DECEMBER 31, 2003 COMPARED WITH DECEMBER 31, 2002

SOURCES AND DESCRIPTION OF REVENUES

Total revenues for the year ended December 31, 2003 increased $4,194,923 or 32%, to $17,400,041 from $13,205,118 reported for the year ended December 31, 2002. Trading revenues from equities and market-making activities accounted for $1,064,478, or 25% of the $4,194,923 increase in total revenues. The increase in total revenues is primarily due to the reasons described herein below.

COMMISSION AND FEES

Commission and fees revenue increased $3,138,826 or 24% to $16,140,329 from $13,001,503 in 2002, primarily due to an increase in retail trading volume and a change in revenue mix, which resulted from increased processing of securities transactions by independent registered representatives already affiliated with us, and the processing of securities transactions from

<PAGE>

independent registered representatives who had not previously used our services. Independent registered representatives increased to 170 in 2003 from 125 in 2002, an increase of 45, or 36%.

Independent registered representatives accounted for $12,789,228 of the commission and fees revenues in 2003 versus $5,961,778 in 2002, an increase of $6,827,450, or 115%.

EQUITIES MARKET-MAKING ACTIVITIES

During 2003, we established a market-making operation. Our market-making operations accounted for $1,064,478 in equity market-making trading revenue in 2003.

DESCRIPTION OF OPERATING EXPENSES

Total operating expenses in 2003 increased $4,570,547, or 31%, to $19,271,389 from $14,700,842 in 2002, primarily due to reasons described herein below.

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs in 2003 increased $7,310,983, or 129%, to $12,980,821 from $5,669,838 in 2002. This increase is primarily due an increase in retail trading volume and a change in revenue mix, which resulted from increased processing of securities transactions by independent registered representatives already affiliated with us, and the processing of securities transactions from independent registered representatives who had not previously used our services.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits in 2003 decreased $2,406,135, or 44%, to $3,054,236 from $5,460,371 in 2002. This decrease is primarily due to a reliance on independent registered representatives in 2003 versus a reliance on commissioned employees in 2002, and a reduction in executive compensation.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2003 increased $489,521 or 22%, to $2,759,250 from $2,269,729 in 2002. This increase is primarily attributable to an increase of approximately $953,000 in professional and legal fees primarily incurred in connection with a dispute between the Company and one of the majority shareholders, an increase of approximately $194,000 in other professional fees and an increase of $51,831 in insurance costs, partially offset by a $60,000

<PAGE>

decrease in non-cash compensations resulting from stock options, a $504,000 decrease in amortization expense and decreases in other general and administrative costs.

OTHER

We performed an impairment analysis of our intangible assets in 2003 and 2002. No adjustment was recorded for 2003 and an adjustment of approximately $1,001,000 was charged to expense in 2002, increasing the operating loss for that year.

Our continuing operations lost $1,571,348 in 2003 and $1,495,724 in 2003. In 2002, we took an impairment charge of $1,001,474, leaving a loss after the charge of $494,250. The increase of $1,377,098 was due to lower profit margins and an increase in legal fees of $921,015.

DECEMBER 31, 2002 COMPARED WITH DECEMBER 31, 2001

In July 2001, we acquired certain assets of Centennial Capital Management, Inc., a securities broker dealer that provides a diversified range of retail brokerage services through independent financial advisors located in 50 states. Approximately five months of the Centennial operations, $2,366,000 and $1,925,000 of revenues and expenses, respectively, are included in our operating results for the year ended December 31, 2001.

SOURCES AND DESCRIPTION OF REVENUES

Total revenues for the year ended December 31, 2002 increased $2,812,200 or 27%, to $13,205,118 from $10,392,918 reported for the year ended December 31, 2001. This increase is primarily due to the reasons described herein below.

COMMISSION AND FEES

Commission revenue increased $3,571,889, or 38% to $13,001,503 from $9,429,614 in 2001, primarily due to an increase in revenues earned in connection with our full service brokerage operations. In 2002, we processed approximately 149,400 transactions for our retail customers, versus approximately 134,000 in 2001, an increase of 12%. Furthermore, our retail customer accounts totaled approximately 31,382 at December 31, 2002 compared to approximately 27,935 at December 31, 2001, an increase of approximately 12%, or a decrease of approximately 11% after reducing the December 31, 2002 total by approximately 6,500 retail customer accounts added through acquisitions.

INTEREST

Interest revenues in 2002 decreased $597,533, or approximately 78%, to $164,817 in 2002 from $762,350 in 2001 a decrease primarily attributable to a decrease in retail customers' margin account balances. The decrease was further effected by lower interest rates being paid in 2002 than in 2001.

<PAGE>

DESCRIPTION OF OPERATING EXPENSES

Total operating expenses in 2002 increased $4,853,014, or 49%, to $14,700,842 from $9,847,828 in 2001, primarily due to reasons described below:

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs in 2002 increased $2,624,164, or 86%, to $5,669,838 from $3,045,674 in 2001. This increase is primarily attributable to commissions and related costs incurred in connection with acquisitions consummated in 2002, partially offset by the overall decrease in volume and clearing costs associated with our existing institutional and retail operations. In 2002, we processed 149,400 transactions for our institutional and retail customers versus 134,000 in 2001, an increase of 12%. When compared to related revenues, commissions and clearing costs increased by a greater percentage because of costs incurred in connection with the acquisitions consummated during 2002, partially offset by favorable clearing charges.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits in 2002 increased $604,032, or 12%, to $5,460,371 from $4,856,339 in 2001. The increase is primarily due to an increased number of employees necessary to handle our increased business resulting from our acquisitions. At December 31, 2002 we employed 31 people as compared to 35 people at December 31, 2001, a decrease of 11%.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2002 increased $805,510, or 55%, to $2,269,729 from $1,464,219 in 2001. This increase is primarily attributable to the increase of approximately $675,000 for amortization of intangible assets and various other lesser increases in stationery, printing and office supplies, rental expense, professional fees and client entertainment and marketing.

OTHER

We performed an impairment analysis of our intangible assets in 2002. An adjustment of approximately $1,001,000 was charged to expense, increasing the December 31, 2002 operating loss.

<PAGE>

As a result of the foregoing factors, the net loss in 2002 from continuing operations was $1,495,724 compared to a net profit of $545,090 from continuing operations in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We maintain a highly liquid balance sheet, with the majority of our assets consisting of cash and cash equivalents and receivables from brokers, dealers, and clearing brokers arising from customer-related securities transactions.

As of December 31, 2003, we had $1,765,721 in assets, 58% of which consisted of cash or assets readily convertible into cash, principally receivables from clearing brokers, which include interest bearing cash balances held with clearing brokers. Historically, we have financed our business primarily through cash generated by operations, as well as proceeds from our initial public offering and follow-on private placements of stock and debt offerings.

Total stockholders' equity decreased to a deficit of $801,183 at December 31, 2003, compared to $937,460 (excludes the net assets of discontinued operations) at December 31, 2002, primarily due to a $1,071,845 decrease in total assets, a $666,798 increase in total liabilities, and a decrease of $1,738,643 in stockholders' equity.

Net cash used in continuing operations during 2003 was $(1,370,615), and cash provided from continuing operations for 2002 and 2003 was $642,573, and $867,983 respectively.

Net cash provided by financing activities was $588,167 in 2003, as compared to $1,362,970 provided in 2002 and $850,000 used in financing activities in 2001. Financing activities in 2003 include $400,000 of proceeds from the issuance of convertible notes (10%) due December 31, 2006, $250,000 in proceeds from the private placement of 200,000 shares of common stock, and $112,000 received from the exercise of stock options. Also, in 2003, $20,833 was used to pay down the principal balance of two long-term notes issued in connection with the sale of Advantage. In 2002, cash provided from financing activities was $1,362,970, compared to $850,000 used in financing activities in 2001. The increase was primarily attributed to the $5,042,616 net proceeds received from the sale of common stock, offset by payments against contract payables of $1,735,155 and purchases of treasury stock of $1,135,197.

Based on currently proposed plans and assumptions relating to the implementation of our business plan, we believe that our cash flow from operations and cash on hand will enable us to fund our planned operations for at least 12 months and thereafter. If not, or if our plans change, or our assumptions change or prove to be inaccurate, or if our operating cash flow otherwise proves to be insufficient to implement our business plans, we may require additional financing and may seek to raise funds through subsequent equity or debt financings. We cannot assure you that additional

<PAGE>

funds will be available in adequate amounts or on acceptable terms. If funds are needed but not available, our business would be harmed.

NET CAPITAL REQUIREMENTS

Our broker dealer subsidiary, Empire Financial Group, Inc., is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. This rule requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which, if elected, requires that net capital be equal to the greater of $250,000 or 2% of aggregate debit items computed in applying the formula for determination of reserve requirements. Net capital positions of Empire Financial Group, Inc. are as follows:

	DECEMBER 31, 2003	DECEMBER 31, 2002	DECEMBER 31, 2001
Empire Financial Group, Inc.:			
Net capital..........................	$ 313,522	$ 476,235	$ 330,491
Required net capital.................	250,000	250,000	250,000
Excess net capital...................	$ 63,552	$ 226,235	$ 80,491
Ratio of aggregate indebtedness to net Capital......................	2.80 to 1	4.01 to 1	4.90 to 1

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which establishes standards of accounting for asset retirement obligations arising from the acquisition, construction, or development and/or the normal operation of a long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted SFAS 143 as of January 1, 2003.

In April 2002, Statement of Financial Accounting Standards No. 145 ("SFAS 145") was issued, which rescinded SFAS Statements No. 4, 44, and 64, amended No. 13 and contained technical corrections. As a result of SFAS 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of the entity's recurring operations. We adopted SFAS 145 as of January 1, 2003.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to guidance that the Emerging Issues Task Force has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact the Company's consolidated financial statements.

<PAGE>

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Listed below is a tabular representation of our long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on our balance sheet under GAAP as of December 31, 2003.

<TABLE>
<CAPTION>

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
<S>	<C>	<C>	<C>	<C>	<C>
Long-Term Debt Obligations	$1,304,166	$300,000	$1,004,166	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$ 797,907	$ 70,317	$ 272,345	$284,158	$171,087
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	--	--	--	--	--

</TABLE>

FACTORS AFFECTING OUR OPERATING, BUSINESS PROSPECTS AND MARKET PRICE OF STOCK

WE MAY NOT ACHIEVE PROFITABILITY OR CONTINUE AS A GOING CONCERN

We have incurred significant operating losses during 2002 and 2003 and experienced a significant decline in our net worth during 2003. Our operating losses during 2002 were $1,495,724 (plus an additional loss in the amount of $981,344 from our discontinued operations) and during 2003 were $1,871,348 (plus an additional loss in the amount of $1,212,661 from our discontinued operations). Our stockholders' equity decreased from $3,886,133 as of December 31, 2002 to a stockholders' deficit $801,183 as of December 31, 2003.

Also, we are subject to pending federal and state investigations relating to our involvement in trading in mutual fund shares by our customers, the outcome of which is uncertain. These factors raise substantial doubt about our ability to continue as a going concern.

Our continued existence is dependent upon our ability to return to profitability and to generate cash either from operations or from new financings. We have implemented a plan, which we believe will return us to profitability. As part of our plan, we have reduced general and administrative overhead and operating expenses primarily by relocating and consolidating our offices and personnel, by entering into a new clearing arrangement with a third party at lower rates and by settling substantially all of our controversies with our former co-CEO. We have also hired additional personnel to enhance our market making and order execution capabilities. However, there is no assurance that we will achieve profitability or be able to generate cash from either operations of from debt or equity financings. Therefore, we may not be able to continue as a going concern, which would substantially destroy our stockholders' investments in our business.

WE ARE SUBJECT TO SECURITIES REGULATION AND FAILURE TO COMPLY COULD SUBJECT US TO PENALTIES OR SANCTIONS THAT COULD HARM OUR BUSINESS.

Our business is subject to federal and state laws regulating the securities industry. In addition, the Securities and Exchange Commission, or the SEC, the National Association of Securities Dealers, Inc., or the NASD, and other self-regulatory organizations, as well as the various stock exchanges and state securities commissions, require strict compliance with their rules and regulations. Broker dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker dealers, use and safekeeping of clients' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

In particular, we are currently the subject of pending federal and state investigations relating to our involvement in trading in mutual fund shares by our customers. We cannot determine the nature or severity of any legal or regulatory sanctions that may be imposed on us or on certain of our officers and employees in connection with these investigations.

Failure to comply, and disputes concerning compliance with, any of these laws, rules or regulations could result in substantial expenses for us as well as censure, fines, the issuance of cease and desist orders or suspension or expulsion as a broker dealer.

WE MAY BE DELISTED FROM THE AMERICAN STOCK EXCHANGE WHICH WOULD REDUCE OUR STOCKHOLDER LIQUIDITY

The rules of the American Stock Exchange provide that the AMEX may delist securities of a company which has stockholders' equity of less than $2,000,000 if such company has sustained losses from continuing operations

<PAGE>

and/or net losses in two of its three most recent fiscal years. We have incurred significant operating losses during fiscal years 2002 and 2003. Additionally, our stockholders' deficit as of December 31, 2003 was $801,183. As a result, the AMEX may delist our securities. If our common stock is not listed on the AMEX it may be more difficult for our stockholders to trade our stock.

OUR REVENUES COULD BE REDUCED SIGNIFICANTLY DUE TO MARKET PRICE FLUCTUATIONS.

Our order execution services involve the purchase and sale of securities predominantly as principal, instead of buying and selling securities as an agent for our customers. As a result, we own securities or are required to buy securities to complete customer transactions. During the period that we own the securities, market prices could fluctuate significantly which could result in lost revenues to us and adversely affect our profitability.

A REDUCTION IN OUR COMMISSION RATES COULD ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

Intense competition from existing and new brokerage services may harm our business. The market for online brokerage services is relatively new, rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Discount brokerage firms may continue to reduce their commission rates in an effort to offer the lowest transaction costs to investors. Because many of our competitors have significantly greater financial, technical, marketing and other resources, offer a wider range of products and services and have more extensive client bases than we do, they may be able to respond more quickly to new or changing opportunities, technologies and client requirements than us. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than us. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. Many of these firms have greater transaction volume and offer a wider range of services than we do, which allows them to compensate for lower commission rates. Our commission fees for online trading start at $8.99 per trade.

OUR INDEPENDENT REGISTERED REPRESENTATIVES COULD LEAVE OR AFFILIATE WITH A COMPETITOR.

The independent registered representatives can terminate their relationship with us on little or no notice and could associate with another broker dealer. The independent registered representatives can transfer their client accounts which could adversely affect our revenues.

SINCE KEVIN M. GAGNE OWNS MOST OF OUR COMMON STOCK AND CONTROLS US, MINORITY SHAREHOLDERS WILL HAVE LITTLE SAY IN THE DIRECTION OF THE COMPANY.

Kevin M. Gagne beneficially owns approximately 66% of our common stock. Accordingly, Mr. Gagne controls us and has the power to, among other matters, elect all directors, increase our authorized capital stock or cause us to dissolve, merge or sell our assets.

<PAGE>

POTENTIAL GOVERNMENTAL REGULATION OF THE INTERNET AND ONLINE COMMERCE COULD HARM OUR BUSINESS.

Our business could be harmed by future legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and other online services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our trading systems and services and increase our cost of doing business.

FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS COULD SUBJECT US TO SUSPENSION OR REVOCATION OF OUR BROKER DEALER REGISTRATION BY THE SEC OR EXPULSION BY THE NASD.

We are subject to stringent rules promulgated by the SEC, the NASD and various other regulatory agencies with respect to the maintenance of specific levels of net capital by securities brokers. Failure to maintain the required net capital may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD or other regulatory bodies and ultimately could require our liquidation. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations.

FAILURE TO QUALIFY AS A FOREIGN CORPORATION COULD RESULT IN THE IMPOSITION OF TAXES AND PENALTIES THAT WOULD INCREASE OUR COSTS.

Our subsidiary, Empire Financial Group, Inc., is currently registered as a broker dealer in all 50 states as well as Puerto Rico, but is qualified to do business as a foreign corporation in only a few states. Because our services are available over the Internet and we have customers in many states, we and/or any of our subsidiaries may be required to qualify as a foreign corporation. If we fail to qualify as a foreign corporation in states that may require such qualifications, we may be penalized.

EMPLOYEE MISCONDUCT COULD RESULT IN REGULATORY SANCTIONS AND UNANTICIPATED COSTS.

Because our business involves handling cash and marketable securities on behalf of our customers, employee misconduct could result in unknown and unmanaged risks or losses. Misconduct by employees could also include binding us to transactions that exceed authorized limits or present unacceptable risks or hiding from us unauthorized or unsuccessful activities.

<PAGE>

IF OUR RETAIL CUSTOMERS DO NOT REPAY US FOR CREDIT WE EXTEND TO THEM, OUR FINANCIAL CONDITION COULD BE NEGATIVELY IMPACTED.

Periods of volatile markets increase the risks inherent in extending credit to the extent that we permit our retail customers to purchase securities on a margin basis. Under such circumstances the value of the collateral held by us could fall below the amount borrowed by the customer. We may then be required to sell or buy securities at prevailing market prices and incur losses to satisfy customer obligations.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES IN A COST-EFFECTIVE MANNER, WE MAY LOSE BUSINESS.

Our future success will depend, in part, on our ability to develop and use new technologies, respond to technological advances, enhance our existing services and products, and develop new services and products in a timely and cost-effective manner. The market for brokerage services and, particularly, electronic brokerage services over the Internet, is characterized by rapid technological change, changing client requirements, frequent service and product enhancements and introductions, and emerging industry standards. The introduction of services or products embodying new technologies and the emergence of new industry standards can render existing services or products obsolete and unmarketable.

INTERRUPTION OR LOSS OF CONTENT PROVIDED BY THIRD PARTIES COULD CAUSE US TO LOSE CUSTOMERS, HARMING OUR BUSINESS.

We rely on third-party content providers for much of the financial information we offer through our website and are therefore dependent on the ability of third-party content providers to deliver content in a timely and consistent manner. Interruption or termination of our existing third-party content supply would require us to seek content from other third parties. Delays in obtaining replacement content could cause us to lose customers.

DISRUPTION OF OUR COMPUTER SYSTEMS AND/OR THOSE OF OUR VENDORS AND SYSTEMS FAILURES COULD CAUSE OUR REVENUES TO DECLINE AND OUR BUSINESS REPUTATION TO SUFFER.

We rely heavily on various electronic media. We receive trade orders using the Internet and telephone. In addition, we process trade orders through our own systems and those of Sungard Trading System's Broker Routing Access System Service, Penson Financial Services, Inc., Nexa Technologies, Inc., and ABN Amro Incorporated. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them.

Heavy system traffic during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our computer systems, those of our vendors, or any other systems in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties and third-party software such as Internet browsers) could cause clients to suffer delays in trading. These delays could cause substantial losses for our clients and could subject us to claims from clients for losses, including litigation claiming fraud or negligence. Our computer systems are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage or computer viruses.

<PAGE>

IF OUR SYSTEMS SECURITY IS COMPROMISED, OUR REPUTATION MAY SUFFER AND WE MAY LOSE BUSINESS.

Any compromise of our systems' security could harm our business. The secure transmission of confidential information over public networks is a critical element of our operations. We and our vendors rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information over the Internet. However, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise of our systems' security.

CLAIMS OF INFRINGEMENT MAY INCREASE OUR COSTS AND DISRUPT OUR BUSINESS.

Other parties may claim that we infringe on their intellectual property rights. Regardless of whether any such claims are valid, claims of infringement could be time-consuming and expensive to defend, could divert our resources and our management's attention. If we are forced to stop using any software, systems or processes that are important to run our operations, our business may be disrupted and our costs significantly increased.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL CAPITAL WHEN WE NEED IT, WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE IN THE MARKETPLACE.

We anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. In the future, however, we may need to raise additional funds in order to support further expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional financing will be available when needed on terms favorable to us or on terms that will not result in dilution to our existing shareholders.

WE RELY ON RELATIVELY FEW KEY PERSONNEL TO PROVIDE CRITICAL MANAGEMENT FUNCTIONS.

If one or more of such individuals leave the Company, our ability to manage our operations may be impeded and our business could be adversely impacted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations.

As a fundamental part of our brokerage business, we hold short-term interest earning assets, mainly funds required to be segregated in compliance with federal regulations for customers. We had no requirement for such funds at December 31, 2003. We invest such funds primarily in short-term fixed-rate U.S. Treasury Bills and repurchase agreements.

<PAGE>

Our revenues and financial instruments are denominated in U.S. dollars, and we have not invested in derivative financial instruments or derivative commodity instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of Empire Financial Holding Company the accompanying notes thereto and the independent accountants' reports are included as part of this Annual Report on Form 10-K and immediately follow the signature page of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated our controls and procedures related to our reporting and disclosure obligations as of December 31, 2003. These officers have concluded that, based on these evaluations, these disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) were effective to ensure that (i) material information relating to us is known to these officers, particularly material information related to the period for which this period report is being prepared; and (ii) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms promulgated by the Securities and Exchange Commission.

There have been no significant changes in our internal control over financial reporting during the fiscal year ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

The information required in response to Part II of this Annual Report on Form 10-K is incorporated by reference to the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

<PAGE>

PART IV

ITEM 15. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

2.2	Amended and Restated Share Exchange Agreement among the Registrant, Kevin M. Gagne and Richard L. Goble (1)
3.1	Registrant's Articles of Incorporation(1)
3.2	Registrant's Bylaws(1)
3.3	Amendment to Sections 3.9 and 4.16 of Registrant's Bylaws(2)
4.1	Form of Underwriter's Warrant Agreement, including Form of Warrant Certificate(1)
4.2	Form of Registrant's Common Stock Certificate(1)
4.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Registrant(5)
10.1	Amended and Restated 2000 Incentive Compensation Plan
10.2	Employment Agreement between the Registrant and Kevin M. Gagne(1), as amended by an Amendment to Employment Agreement
10.3	Employment Agreement between the Registrant and Patrick E. Rodgers
10.4	Employment Agreement between the Registrant and Donald A. Wojnowski Jr.
10.6	Lease between Registrant and Emerson Investments International, Inc., relating to principal offices of Registrant
10.7	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers(1)
10.15	Stock Purchase and Settlement Agreement between Registrant, Richard L. Goble, the Richard L. Goble First Revocable Trust, Henry N. Dreifus, Kevin M. Gagne, Bradley L. Gordon, and John J. Tsucalas(3)
10.16	Mutual Release between Registrant, Richard L. Goble, the Richard L. Goble First Revocable Trust, Henry N. Dreifus, Kevin M. Gagne, Bradley L. Gordon, and John J. Tsucalas(3)
10.17	Promissory Note in the principal amount of $400,000, executed by Registrant in favor of Richard L. Goble and The Richard L. Goble First Revocable Trust(3)
10.18	Stock Purchase Agreement between the Gagne First Revocable Trust, Kevin M. Gagne and Richard L. Goble(3)
10.19	Promissory Note in the principal amount of $500,000, executed by Registrant in favor of Kevin M. Gagne and the Gagne First Revocable Trust(3)

<PAGE>

10.20	Registrant's Code of Ethical Conduct
10.21	Stock Subscription and Stock Purchase Agreement dated December 18, 2003, between Registrant and Shepherd Large Cap Growth Fund(4)
10.22	Registration Rights Agreement dated December 18, 2003, between Registrant and Shepherd Large Cap Growth Fund(4)
10.23	Form of Subscription Agreement entered into by and between Empire Financial Holding Company and each holder of Registrant's Convertible Unsecured Non-Negotiable Notes Due 2006
10.24	Form of Convertible Unsecured Non-Negotiable Notes Due 2006 issued by Registrant to each holder thereof
10.25	Fully Disclosed Clearing Agreement by and between Penson Financial Services, Inc. and Empire Financial Group, Inc.
21.1	Subsidiaries of the Registrant
31.1	Certification by Principal Executive Officer pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Principal Financial Officer pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the same exhibit number filed as part of Empire Financial Holding Company's Registration Statement on Form S-1, Registration No. 333-86365.

(2) Incorporates by reference to the same exhibit number filed as an exhibit to Empire Financial Holding Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(3) Incorporates by reference to the same exhibit number filed as an exhibit to Empire Financial Holding Company's Current Report on Form 8-K dated October 17, 2003.

(4) Incorporates by reference to the same exhibit number filed as an exhibit to Empire Financial Holding Company's Current Report on Form 8-K dated December 29, 2003.

(5) Incorporates by reference to the exhibit filed as exhibit 10.20 to Empire Financial Holding Company's Current Report on Form 8-K dated October 17, 2003.

<PAGE>

(b) REPORTS ON FORM 8-K.

The Company filed the following reports on Form 8-K during the fiscal quarter ended December 31, 2003:

The Company filed a Current Report on Form 8-K, dated October 17, 2003, reporting an "Other Event" pursuant to Item 5, in connection with the execution of a Settlement Agreement and Mutual Release with each of Richard L. Goble, the Richard L. Goble First Revocable Trust, Henry N. Dreifus, Kevin M. Gagne, Bradley L. Gordon, and John J. Tsucalas, and certain other transactions relating thereto. No financial statements were filed with this Current Report on Form 8-K.

The Company filed a Current Report on Form 8-K, dated November 24, 2003, reporting a "Financial Statement, Proforma Financial Information and Exhibits" pursuant to Item 7, regarding the Company's press release relating to results of operations for the quarter ended September 30, 2003. No financial statements were filed with this Current Report on Form 8-K.

The Company filed a Current Report on Form 8-K, dated December 29, 2003, reporting an "Other Event" pursuant to Item 5, in connection with the Company's issuance of 200,000 shares of unregistered common stock, par value $.01 per share, to Shepherd Large Cap Growth Fund. No financial statements were filed with this Current Report on Form 8-K.

<PAGE>

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPIRE FINANCIAL HOLDING COMPANY

Dated April 14, 2004

By: /s/ Kevin M. Gagne

Kevin M. Gagne Chief Executive Officer
(Principal Executive Officer)

Dated April 14, 2004

By: /s/ Patrick Rodgers

Patrick Rodgers, Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Kevin M. Gagne -------------------- Kevin M. Gagne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 14, 2004
/s/ Patrick Rodgers -------------------- Patrick Rodgers	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 14, 2004
/s/ Henry N. Dreifus -------------------- Henry N. Dreifus	Director	April 14, 2004
/s/ Bradley L. Gordon -------------------- Bradley L. Gordon	Director	April 14, 2004
/s/ John J. Tsucalas -------------------- John J. Tsucalas	Director	April 14, 2004

[This page intentionally left blank]

<PAGE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

TABLE OF CONTENTS

Report of Independent Certified Public Accountants F-2

Consolidated Statements of Financial Condition
December 31, 2003 and 2002 ....F-3

Consolidated Statements of Operations
Years Ended December 31, 2003, 2002 and 2001 ....F-5

Consolidated Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2003, 2002 and 2001 ....F-6

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001 ....F-7

Notes to Consolidated Financial Statements F-9

Schedule II - Valuation and Qualifying Accounts and Reserves F-29

<PAGE>

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Empire Financial Holding Company and subsidiaries

We have audited the accompanying consolidated statements of financial condition of Empire Financial Holding Company and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations and shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Holding Company and subsidiaries at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has had losses from continuing operations during 2003 and 2002 and had a net stockholder's deficit of $801,183 as of December 31, 2003. Also, the Company is subject to pending federal and state investigations relating to the Company's involvement in trading in mutual fund shares by its customers, the outcome of which is uncertain. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Table of Contents to the Consolidated Financial Statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

Ft. Lauderdale, Florida
March 26, 2004
except for Note 8
which is as of April 8, 2004

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 393,283	$ 1,144,778
Receivables from broker dealers and clearing organizations	637,279	565,756
Deposits at clearing organizations	304,468	121,687
Income taxes receivable	-	351,000
Property and equipment, net of accumulated depreciation of $116,297 and $95,113, respectively	15,678	29,810
Customer lists, net	145,393	331,390
Prepaid expenses and other assets	269,620	293,145
Assets of discontinued operations	-	10,657,069
Total assets	$ 1,765,721	$ 13,494,635

Continued

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Liabilities:		
Notes payable	$ 790,741	$ -
Notes payable - related party	488,426	-
Accounts payable and accrued expenses	1,208,893	1,319,516
Payable to brokers and dealers and clearing organizations	78,844	-
Deferred revenue	-	519,237
Payable to S corporation stockholders	-	61,353
Liabilities of discontinued operations	-	7,708,396
Total liabilities	2,566,904	9,608,502
Stockholders' (deficit) equity:		
Series A Preferred stock, $.01 par value, 1,000,000 shares authorized; 10,000 issued and outstanding in 2003 and none issued and outstanding in 2002	100	-
Common stock, $.01 par value, 100,000,000 shares authorized; 3,194,450 issued and outstanding in 2003 and 5,000,000 shares issued and outstanding in 2002	31,945	50,000
Additional paid-in capital	5,763,374	8,350,095
Accumulated deficit	(6,462,774)	(3,378,765)
Deferred compensation	(133,828)	-
Treasury stock, at cost, 212,200 shares at December 31, 2002	-	(1,135,197)
Total stockholders' (deficit) equity:	(801,183)	3,886,133
	$ 1,765,721	$ 13,494,635

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

<CAPTION>

<S>	2003 <C>	2002 <C>	2001 <C>
Revenues:			
Commissions and fees	$ 16,140,329	$ 13,001,503	$ 9,429,614
Trading revenues, net	1,064,478	-	-
Interest	180,371	164,817	762,350
Other	14,863	38,798	200,954
	17,400,041	13,205,118	10,392,918
Expenses:			
Commissions and clearing costs	12,980,821	5,669,838	3,045,674
Employee compensation and benefits	3,054,236	5,460,371	4,856,339
General and administrative	2,759,250	2,269,729	1,464,219
Communications and data processing	175,298	247,524	188,810
Order flow payments	119,313	-	-
Advertising	87,420	51,012	292,786
Interest	64,639	894	-
Impairment loss	30,412	1,001,474	-
	19,271,389	14,700,842	9,847,828
Net income (loss) from continuing operations	(1,871,348)	(1,495,724)	545,090
Income (loss) from discontinued operations	(1,212,661)	(981,344)	990,191
Net income (loss)	$ (3,084,009)	$ (2,477,068)	$ 1,535,281
Basic and diluted earnings (loss) per share:			
Continuing operations	$ (0.41)	$ (0.33)	$ 0.14
Discontinued operations	$ (0.26)	$ (0.21)	$ 0.24
Net income (loss) per share	$ (0.67)	$ (0.54)	$ 0.38
Unaudited pro forma income, net of provision for income taxes:			
Continuing operations			$ 339,982
Discontinued operations			617,599
Net income			$ 957,581
Basic and diluted pro forma earnings per share:			
Continuing operations			$ 0.09
Discontinued operations			$ 0.15
Net income per share			$ 0.24
Weighted average shares outstanding	4,587,920	4,587,494	4,000,000

The accompanying notes are an integral part of these
consolidated financial statements.

</TABLE>

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

<CAPTION>

	Series A preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
<S>	<C>	<C>	<C>	<C>	<C>
Balance at January 1, 2001	-	$ -	4,000,000	$ 40,000	$ 500,691
Net income	-	-	-	-	-
Stockholders' distribution	-	-	-	-	-
Balance at December 31, 2001	-	-	4,000,000	40,000	500,691
Contribution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	-	-	-	-	3,331,082
Stockholders' distribution	-	-	-	-	(865,941)
Distribution payable to S Corporation stockholders	-	-	-	-	(61,353)
Issuance of common stock	-	-	1,000,000	10,000	5,032,616
Issuance of stock options for services	-	-	-	-	413,000
Purchase of treasury stock	-	-	-	-	-
Net loss	-	-	-	-	-
Balance at December 31, 2002	-	-	5,000,000	50,000	8,350,095
Reversal of distribution payable to S corporation stockholders	-	-	-	-	61,353
Non-cash stock compensation	-	-	-	-	262,360
Issuance of restricted stock	-	-	100,000	1,000	130,000
Exercise of stock options	-	-	100,000	1,000	111,000
Conversion of stock options to common stock	-	-	94,650	947	104,973
Capital contributed by stockholder	-	-	-	-	67,000
Settlement agreement:					
Purchase of treasury stock	-	-	-	-	-
Issuance of preferred stock	10,000	100	-	-	299,900
Sale of common stock	-	-	200,000	2,000	248,000
Retirement of treasury stock	-	-	(2,300,200)	(23,002)	(3,871,307)
Net loss	-	-	-	-	-
Balance at December 31, 2003	10,000	$ 100	3,194,450	$ 31,945	$ 5,763,374

Continued

The accompanying notes are an integral part of these consolidated financial statements.

</TABLE>

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

<CAPTION>

	Accumulated deficit	Deferred compensation	Treasury stock	
			Shares	Amount
<S>	<C>	<C>	<C>	<C>
Balance at January 1, 2001	$ 2,836,254	$ -	-	$ -
Net income	1,535,281	-	-	-
Stockholders' distribution	(1,942,150)	-	-	-
Balance at December 31, 2001	2,429,385	-	-	-
Contribution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	(3,331,082)	-	-	-
Stockholders' distribution	-	-	-	-
Distribution payable to S Corporation stockholders	-	-	-	-
Issuance of common stock	-	-		
Issuance of stock options for services .	-	-	-	-
Purchase of treasury stock	-	-	(212,200)	(1,135,197)
Net loss	(2,477,068)	-	-	-
Balance at December 31, 2002	(3,378,765)	-	(212,200)	(1,135,197)
Reversal of distribution payable to S corporation stockholders	-	-	-	-
Non-cash stock compensation	-	-	-	-
Issuance of restricted stock	-	(107,348)	-	-
Exercise of stock options	-	-	-	-
Conversion of stock options to common stock	-	(26,480)	-	-
Capital contributed by stockholder	-	-	-	-
Settlement agreement:				
Purchase of treasury stock	-	-	(2,088,000)	(2,759,112)
Issuance of preferred stock	-	-	-	-
Sale of common stock	-	-	-	-
Retirement of treasury stock	-	-	2,300,200	3,894,309
Net loss	(3,084,009)	-	-	-
Balance at December 31, 2003	$(6,462,774)	$(133,828)	-	$ -

The accompanying notes are an integral part of these
consolidated financial statements.

</TABLE>

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

<CAPTION>

<S>	2003 <C>	2002 <C>	2001 <C>
Operating activities:			
Net income (loss)	$(3,084,009)	$(2,477,068)	$ 1,535,281
Less: (Income) loss from discontinued operations	1,212,661	981,344	(990,191)
Income (loss) from continuing operations:	(1,871,348)	(1,495,724)	545,090
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	21,964	33,420	56,455
Amortization of customer lists	185,997	690,403	266,438
Impairments	30,412	1,001,474	-
Non-cash charge for options issued	262,360	413,000	-
Change in assets and liabilities:			
Receivable from brokers and dealers and clearing organizations	(71,523)	(179,963)	938,632
Deposits at clearing organizations	(182,781)	3,550	71,908
Income taxes receivable	351,000	(351,000)	-
Prepaid expenses and other assets	23,525	(149,137)	(109,150)
Accounts payable and accrued expenses	(110,623)	454,990	(335,918)
Payable to broker dealers and clearing organizations	78,844	-	-
Deferred revenue	(519,237)	19,237	500,000
Net cash provided by (used in) operating activities	(1,801,410)	440,250	1,933,455
Investing activities:			
Purchase of property and equipment	(38,244)	(2,300)	-
Sale of property and equipment	-	-	61,589
Purchase of customer lists	-	(211,490)	(343,060)
Net cash used in investing activities	$ (38,244)	$ (213,790)	$ (281,471)

Continued

The accompanying notes are an integral part of these consolidated financial statements.

</TABLE>

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

<CAPTION>

<S>	2003 <C>	2002 <C>	2001 <C>
Financing activities:			
Proceeds from note payable	$ 400,000	$ -	$ -
Payments on note payable	(20,833)	-	-
Proceeds from stock options exercised	112,000	-	-
Proceeds from sale of common stock	250,000	5,042,616	-
Capital contributed by stockholder	67,000	-	-
Payments of contracts payable	-	(1,735,155)	-
Purchase of treasury stock	(250,000)	(1,135,197)	-
Stockholder distributions	-	(809,294)	(850,000)
Net cash provided by (used in) financing activities	558,167	1,362,970	(850,000)
Discontinued operations:			
Net cash (used) provided by discontinued operations	529,992	(1,525,744)	(54,896)
Net increase (decrease) in cash and cash equivalents	(751,495)	63,686	747,088
Cash and cash equivalents at beginning of year	1,144,778	1,081,092	334,004
Cash and cash equivalents at end of year	$ 393,283	$ 1,144,778	$ 1,081,092
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 60,243	$ 894	$ -
Income taxes	$ -	$ 351,000	$ -
Supplemental disclosure of non-cash investing and financing activities:			
Notes payable assumed in connection with purchase of treasury stock	$ 900,000		
Preferred stock issued in connection with purchase of treasury stock	$ 300,000		
Reversal of payable to S corporation stockholders	$ 61,353		
Issuance of restricted stock	$ 131,000		
Conversion of stock options to common stock	$ 105,920		

The accompanying notes are an integral part of these consolidated financial statements.

</TABLE>

<PAGE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Empire Financial Holding Company (the "Company"), a Florida corporation, was formed on February 16, 2000 to acquire Empire Financial Group, Inc. ("Empire Group"), Empire Investment Advisors, Inc. ("Advisors") and Advantage Trading Group, Inc. ("Advantage"). All subsidiaries are, or were, wholly owned and all intercompany transactions and accounts have been eliminated in consolidation.

Empire Group, incorporated in Florida on August 20, 1990, is an introducing securities broker dealer, which provides discount brokerage and advisory services to retail and institutional customers and a trading platform, order execution and market making services to its network of independent registered representatives. During the year, Empire Group amended its broker dealer registration to allow for its market making activities.

Advisors, incorporated in Florida on September 10, 1999, is a fee-based investment advisory service, which offers its services to retail customers.

Advantage was incorporated in Florida on July 18, 1995 and is a securities broker dealer, which acted as principal in providing order execution services for independent broker dealers and also acted as a clearing broker for Empire Group and other independent broker dealers. On that date, the Company disposed of its investment in Advantage. Advantage was the order execution segment. The results of Advantage, which was distributed to the former majority stockholder and co-CEO, have been reported as discontinued operations for all periods presented.

Since the disposal of Advantage, the Company has operated in the retail brokerage services segment and does not have any other operating segments.

The Company's executive offices are located in Longwood, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

RECEIVABLES FROM BROKER DEALERS AND CLEARING ORGANIZATIONS - Receivables from broker dealers and clearing organizations represent monies due the Company from its clearing agents for transactions processed.

DEPOSITS AT CLEARING ORGANIZATIONS - The Company is required, by its clearing agreements, to maintain deposits with its clearing agents.

<PAGE>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts, and any gains or losses are included in operations. Leasehold improvements are depreciated using the straight-line method over the lease term. Depreciation on furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. The Company recorded a loss on the disposal of property and equipment of $45,846 for the year ended December 31, 2001, which has been recorded in general and administrative expenses in the consolidated statements of operations.

CUSTOMER LISTS - Purchased customer lists are amortized over the estimated useful lives of the customers. A significant portion of the customer lists is amortized over thirty-nine months.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company recorded an impairment of long-lived assets of $30,412 and $1,001,474 for the years ended December 31, 2003 and 2002, respectively.

DEFERRED REVENUE - The Company defers commission revenue on annuity contracts when the issuer has a right to charge back commissions should the annuity owner surrender the contract. Commission revenue is recorded when charge back provisions expire.

COMMISSIONS AND FEES - Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time.

SECURITIES TRANSACTIONS - Securities transactions and the related revenues and expenses are recorded on the trade date.

TRADING REVENUES, NET - Trading revenues are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company typically acts as principal in these transactions and does not receive a fee or commission for providing order execution services.

ADVERTISING - Advertising costs are expensed as incurred.

<PAGE>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION - The Company accounts for its employee stock option plans under the intrinsic value method, in accordance with the provisions of Accounting Principles Board ("APB") Opinion No, 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Compensation expense related to the granting of employee stock options is recorded over the vesting period only if, on the date of grant, the fair value of the underlying stock exceeds the option's exercise price. The Company has adopted the disclosure-only requirements of SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows entities to continue to apply the provisions of APB No. 25 for transactions with employees and provide pro forma net loss and pro forma loss per share disclosures for employee stock grants made as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" which amends SFAS No. 123 "Accounting for Stock-Based Compensation."

Had the Company determined compensation expense of employee stock options based on the estimated fair value of the stock options at the grant date, consistent with the guidelines of SFAS 123, its net loss would have been increased to the pro forma amount indicated below:

	Year ended December 31,	
	2003	2002
Net loss:		
As reported	$(3,084,009)	$(2,477,068)
Add Stock-based employee compensation expense related to stock options determined under fair value method	(439,943)	(2,738,505)
Deduct amounts charged to expense	262,360	-
Pro forma according to SFAS 123	$(3,261,592)	$(5,215,573)
Net loss per share:		
As reported	$ (.67)	$ (.54)
Pro forma according to SFAS 123	$ (.71)	$ (1.14)

<PAGE>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The per share weighted average fair value of options granted for the years ended December 31, 2003 and 2002 was $4.72, and $6.00, respectively, on the grant date with the following weighted average assumptions:

	Year ended December 31,	
	2003	2002
Expected dividend yield	None	None
Risk-free interest rate	3.66%	5.22%
Expected life	9.50 years	10 years
Volatility	90%	92%

The pro forma impact of options on the net loss for the years ended December 31, 2003 and 2002 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

INCOME TAXES - The Company with the consent of its stockholders, elected to be an "S" Corporation under the Internal Revenue Code until April 9, 2002, at which time the Company completed its public offering and terminated its S election. Until that date, all taxable income or loss flowed through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements prior to April 9, 2002. The pro forma adjustments shown in the consolidated statements of operations reflect provisions for income taxes computed based upon statutory tax rates as if the Company had been subject to federal and state taxation during 2001.

After April 9, 2002, the Company accounts for income taxes on an asset and liability approach to financial accounting and reporting. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

MANAGEMENT ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

<PAGE>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or resulted in the issuance of common stock. Options, convertible notes and convertible preferred stock were not included in the computation of net loss per share because the effect of inclusion would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS - In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No.44 and No. 64 and Amendment of SFAS No. 13." As a result of SFAS 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company adopted SFAS 145 for the year beginning January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. SAFS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This differs from the guidance in EITF 94-3, which requires that a liability for costs associated with an exit plan or disposal activity be recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires all charges related to an exit activity, including accretion of interest related to the discounting of future liability related to that activity, to be classified in the same line item on the statement of operations. The Company adopted the statement for the fiscal year beginning January 1, 2003.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Guarantees of Indebtedness of Others", which requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The accounting requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact the Company's consolidated financial statements.

3. GOING CONCERN AND MANAGEMENT PLANS

The Company's continued existence is dependent upon its ability to return to profitability and to generate cash either from operations or from new financings. The Company has losses from continuing operations during 2003 and 2002 and had a net stockholders' deficit of $801,183 as of December 31, 2003. Also, the Company is subject to pending federal and state investigations relating to the Company's involvement in trading in mutual fund shares by its customers, the outcome of which is uncertain. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has implemented a plan, which it believes will return the Company to profitability. As part of the plan, the Company has reduced general and administrative overhead and operating expenses primarily by relocating and consolidating its offices and personnel, by entering into a new clearing arrangement with a third party at lower rates and by settling substantially all of its controversies with its former co-CEO. The Company has also hired additional personnel to enhance its market making and order execution capabilities. As a result of the foregoing and the sale of Advantage, the Company has focused its efforts on its core business.

There is no assurance that the Company will achieve profitability or be able to generate cash from either operations of from debt or equity financings. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS

SETTLEMENT AGREEMENT:

On November 6, 2003, the Company, its directors, and the former co-CEO entered into a Stock Purchase and Settlement Agreement, which settled certain controversies between the parties thereto.

Pursuant to the Settlement Agreement, the Company purchased from the former co-CEO his 2,088,000 shares of common stock, which were subsequently retired.

As consideration for the purchase of the shares, the former co-CEO received from the Company all of the issued and outstanding stock of Advantage, a three year unsecured promissory note for $400,000, and the Company assumed the former co-CEO's obligation to pay the current CEO all of the assumed G&G purchase price (See below).

<PAGE>

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS (CONTINUED)

The Company, the former co-CEO and the current CEO also executed a stock purchase agreement, dated as of November 6, 2003, wherein the former co-CEO purchased from the current CEO 50% of the outstanding capital stock of G&G Holdings, Inc. ("G&G"), a corporation jointly owned by the former and current CEO, which owned the premises occupied by the Company. The following explains the transaction in which the Company assumed the liability for the former co-CEO to pay the current CEO for his G&G stock:

CONSIDERATION FROM THE COMPANY TO THE CURRENT CEO

Cash	$ 250,000
Obligation to pay for his share of the G&G purchase:	
Note payable (see Note 9)	500,000
10,000 shares of Series A convertible preferred stock at $.01 par value	300,000
	$1,050,000

As part of the Settlement Agreement, the Company and G&G entered into an amendment of the lease between the parties.

The Series A preferred convertible stock ("Series A") ranks prior to the Company's common stock in liquidation and is convertible into shares of common stock as determined by dividing the Series A issue price of $30. a share (the "Series A Issue Price") by the Series A conversion price. The holder of Series A is entitled to receive cumulative dividends at nine percent. Upon liquidation of the Company, the holder of shares of Series A will be paid $30. a share plus a cash amount equal to all unpaid dividends. Subject to earlier conversion, on November 1, 2008, shares of the Series A may be redeemed by the Company, at the Company's option.

Subsequent to the Settlement Agreement, the Company elected to forgive the receivable from the former co-CEO for funds advanced to pay his estimated income taxes while the Company was an S corporation.

<PAGE>

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS (CONTINUED)

TREASURY STOCK:

The transaction has been accounted for as a purchase of treasury stock as follows:

ASSETS OF ADVANTAGE	
Cash and cash equivalents	$2,417,608
Customer receivables	3,262,613
Other assets	410,251
	6,090,472
LIABILITIES OF ADVANTAGE:	
Customer payables	2,746,502
Other current liabilities	2,343,970
	5,090,472
Net assets transferred	1,000,000
OTHER CONSIDERATIONS:	
Assumption by the Company of former co-CEO's obligation to pay for his share of the G & G purchase	1,050,000
Note payable issued to former stockholder	400,000
Expenses of transaction	199,923
Forgiveness of stockholder income tax payments	66,647
Transfer of fixed assets	42,542
Cost of treasury stock acquired	$2,759,112

DISCONTINUED OPERATIONS:

Summarized financial information for discontinued operations as of December 31, was as follows:

	2003	2002	2001
Total revenues	$ 5,493,588	$ 10,746,583	$8,240,996
Net income (loss)	$(1,212,661)	$ (981,344)	$ 990,191

<PAGE>

5. CUSTOMER LISTS AND IMPAIRMENT

On July 23, 2001, the Company acquired certain assets and assumed certain liabilities of Centennial Capital Management, Inc. ("Centennial"). Centennial was a securities broker dealer that provided a diversified range of retail brokerage services through independent registered representatives.

In December 2002, as a result of lower revenues than anticipated and lower expected future cash flows, the Company determined that a partial impairment of the customer lists was required. Therefore, an impairment charge of $1,001,474 was recorded.

Customer lists consisted of:

	Adjusted cost	Accumulated amortization	Net
December 31, 2003	$1,355,257	$1,209,864	$145,393
December 31, 2002	$1,355,257	$1,023,867	$331,390

Amortization for the years ending December 31, 2003 and 2002 was $185,997 and $690,403, respectively. Amortization for the year ended 2004 is expected to be $145,393.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, accounts payable and accrued expenses consisted of the following:

	2003	2002
Accounts payable	$ 376,750	$ 463,965
Commissions payable	340,390	-
Other accrued expenses	259,363	358,328
Accrued payroll	206,160	421,996
Accrued rent	26,230	75,227
	$1,208,893	$1,319,516

7. NOTES PAYABLE

Notes payable at December 31, 2003, consisted of the following:

Convertible notes payable to investors, interest payable semi-annually on June 30 and December 31 at ten percent. Notes convertible into common stock at $2.00 per share subject to certain adjustments. Payable in full on December 31, 2006, if not converted.	$400,000
Unsecured note payable to the former co-CEO. The note requires monthly installments of $11,111, plus interest at six percent until December 31, 2004 and nine percent thereafter. The note matures on October 1, 2006.	390,741
	$790,741

The annual maturities of principal payable on the notes payable are as follows:

Year ending December 31,	
2004	$ 133,333
2005	133,333
2006	524,075
Total	$ 790,741

The note payable to the former co-CEO contains provisions relating to the sale of the Company, wherein the note would be paid off from the proceeds of the sale. Additionally, in the event the Company receives any proceeds from the issuance of any equity security (other than in connection with the exercise of stock options), or in connection with the incurrence of any indebtedness for money borrowed (excluding indebtedness incurred by the Company in connection with margin loans to customers), the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds in an amount proportional to the outstanding principal balance of the former co-CEO's notes to the former co-CEO and current CEO.

Subsequent to December 31, 2003, the Company did not make the March 1, 2004 payment to the former co-CEO. The former co-CEO filed a lawsuit alleging breach of the terms and conditions of the note. In addition, the former co-CEO alleges the Company failed to provide him with his required proportionate share of the net proceeds raised from the issuance of equity securities and indebtedness. The Company intends to file a counterclaim to offset the indebtedness. As of March 26, 2004, there has been no determination as to the outcome of the lawsuit.

<PAGE>

8. NOTE PAYABLE - RELATED PARTY

Note payable - related party at December 31, 2003, consisted of the following:

Unsecured note payable to the current CEO. The note requires monthly installments of $13,889, plus interest at six percent until December 31, 2004 and nine percent thereafter. The note matures on October 1, 2006.

The note contains provisions relating to the sale of the Company, wherein the notes would be paid off from the proceeds of the sale. Additionally, in the event that the Company receives any proceeds from the issuance of any equity security (other than in connection with the exercise of stock options), or in connection with the incurrence of any indebtedness for money borrowed (excluding indebtedness incurred by the Company in connection with margin loans to customers), the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds to the current CEO trust in an amount proportional to the then outstanding principal amount of the notes to the former co-CEO and the current CEO.

The annual maturities of principal payable on the notes are as follows:

Year ending December 31,	
2004	$ 166,667
2005	166,667
2006	155,092
Total	$ 488,426

In December 2003 and January 2004, the Company raised equity and capital utilizing convertible notes payable. According to the Settlement Agreement, the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds in an amount proportional to the outstanding principal balance of the current CEO's note. The current CEO has elected to waive all principal note reductions with regards to the above funds through April 8, 2004.

<PAGE>

9. EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003 -

During 2003, after the completion of the tax return for 2002, the Company determined that no tax payments were due the S corporation stockholders. Consequently, the Company reversed the $61,353 accrual from 2002 and one of the stockholders reimbursed the Company for his tax advance of $67,000.

On May 28, 2003, the board of directors authorized the Company to make an exchange offer to all holders of outstanding options (with an exercise price of $6.00 per share), to allow holders to exchange their options into shares of common stock of the Company on a ratio of five options for each share of common stock. Effective September 12, 2003, these holders exchanged 473,250 options for 94,650 shares of common stock. Half of the shares vest in 90 days from the date of issuance, and the balance vest one year from date of issuance. In connection with the exchange, compensation expense of $79,440 was recorded and $26,480 was recorded as deferred compensation.

On June 19, 2003, 100,000 restricted shares of stock were granted to the president of the Company. This stock, according to the president's employment agreement, vests over three years. Therefore, the Company recorded $23,652 as expense and $107,348 as deferred compensation. Also, on that same date, 200,000 stock options, previously granted to the president were cancelled and reissued. The options were accounted for as variable according to FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," and accordingly, a charge of $198,500 was recorded. Additionally, the Company issued certain options to officers, directors and employees at exercise prices below market. The Company recorded a charge for the difference of $63,860.

In September 2003, 100,000 stock options were exercised and $112,000 was received by the Company.

On November 6, 2003, the Company issued 10,000 shares of Series A preferred stock to the current CEO as part of the Settlement Agreement. On that same date, the Company repurchased 2,088,000 shares of common stock owned by the former co-CEO. As of December 31, 2003, the Company retired all outstanding treasury shares.

On December 28, 2003, the Company sold 200,000 shares of common stock for $250,000.

FOR THE YEAR ENDED DECEMBER 31, 2002 -

On April 9, 2002, the Company sold 1,000,000 shares of common stock for $6,000,000, less expenses of $957,384, including underwriting commissions. The net amount to the Company after deducting the total expenses incurred in the offering was $5,042,616. The stockholders contributed all the retained earnings through April 9, 2002 totaling $3,331,082 to additional paid-in capital. The Company distributed $865,941 to the stockholders for the payment of individual income taxes while the Company was an S corporation. The Company accrued estimated payments to the stockholders for income taxes for 2002 in the amount of approximately $60,000.

During April and November of 2002, the Company repurchased 212,200 shares of its common stock. The total cost of the stock repurchased was $1,135,197.

<PAGE>

9. EQUITY (CONTINUED)

STOCK OPTIONS -

During March 2000, the Company adopted the 2000 Incentive Compensation Plan (the "Plan"). The Plan is designed to serve as an incentive for retaining directors, employees, consultants and advisors. Stock options, stock appreciation rights and restricted stock options may be granted to certain persons in proportion to their contribution to the overall success of the Company as determined by the board of directors or a committee thereof. Effective April 9, 2002, the Company granted 677,950 options for common stock, including 87,500 granted to consultants, which were valued at $413,000, using the Black-Scholes option pricing model. All options, except for 200,000, vest over five years and expire in ten years from the date of grant. The 200,000 options vest immediately but only 100,000 can be sold within the first year.

The following table summarizes stock options at December 31, 2003:
<TABLE>
<CAPTION>

	Outstanding Stock Options			Exercisable Stock Options		
Exercise Price range	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted-average exercise price
<S>	<C>	<C>	<C>	<C>	<C>	<C>
$1.12 - $1.14	380,000	9.50	$1.13	380,000	9.50	$1.13
$1.45 - $2.00	225,000	9.58	$1.76	-	-	$ -
$6.00	500	8.25	$6.00	100	8.25	$6.00

</TABLE>

The following table summarizes stock option activity for the years ended December 31:
<TABLE>
<CAPTION>

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
<S>	<C>	<C>	<C>	<C>
Outstanding at beginning of year	648,100	$ 6.00	-	$ -
Granted	705,000	1.33	677,950	6.00
Exercised	(100,000)	1.12	-	-
Converted	(473,250)	6.00	-	-
Cancelled	(174,350)	6.00	(29,850)	6.00
Outstanding at end of year	605,500	$ 1.36	648,100	$ 6.00
Exercisable at end of year	380,100		100,000	
Weighted average fair value of options granted during the year	$ 1.21		$ 6.00	

</TABLE>

10. INCOME TAXES

Deferred income tax assets as of December 31, were as follows:

	2003	2002
Net operating losses	$ 900,000	$ 200,000
Customer lists	420,000	575,000
Deferred revenue	-	195,000
	1,320,000	970,000
Less valuation allowance	(1,320,000)	(970,000)
Net deferred tax asset	$ -	$ -

A valuation allowance has been recorded due to the uncertainty of realizing the net deferred tax asset.

The Company had available at December 31, 2003, a net operating loss carryforward for federal and state tax purposes of approximately $2,500,000 that could be applied against taxable income in subsequent years through December 31, 2023.

Reconciliation of the differences between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the years ended December 31, 2003 and 2002 was as follows:

Income tax loss at federal statutory rate	(34.00)%
State taxes, net of federal benefit	(3.63)
Valuation allowance	37.63
Provision for income taxes	- %

<PAGE>

11. COMMITMENTS AND CONTINGENCIES

RELATED PARTY COMMITMENTS

In November 1999, the Company entered into a lease agreement for operating facilities with G&G. The lease contained escalating rental payments and expired in May 2009. Rental expense was reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2002, the Company overpaid the rent in the amount of $25,668. For the years ended December 31, 2003, 2002 and 2001, the Company recorded rent expense of $138,531, $139,286 and $136,156, respectively. According to the Settlement Agreement, the Company is responsible for paying rent totaling $26,230 in 2004.

OFFICE LEASE COMMITMENTS

On December 31, 2003, the Company executed a lease for new corporate offices commencing March 1, 2004 and ending February 28, 2010. The Company is not required to make lease payments through August 2004.

With the exception of the Company's Atlanta office, the Company does not have lease agreements for its branch offices. The rent for the branch offices is paid by the independent registered representatives located in those offices. The rent for the Company's Atlanta office is $1,334 monthly. The lease expires on August 31, 2004.

At December 31, 2003, approximate future minimum annual lease payments for the next five years were as follows:

2004	$ 81,000
2005	136,000
2006	137,000
2007	140,000
2008	143,000
Thereafter	171,000
	$ 808,000

REGULATORY AND LEGAL MATTERS

The securities industry is subject to extensive regulation under Federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the NASD or the OTS by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

<PAGE>

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On October 17, 2003, the Company received the first of a series of subpoenas issued by the United States Securities and Exchange Commission in an investigation regarding mutual fund trading practices. The investigation seeks information regarding whether certain persons and entities engaged in, or aided and abetted others to engage in, certain practices, in connection with the trading of mutual funds shares in violation of the federal securities laws. At this time, management cannot determine the financial impact, if any, on the Company, or the results of the investigation.

The Company is a defendant or co-defendant in various lawsuits incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, management cannot state with certainty the eventual outcome of pending litigation or other claims. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse effect on the financial position or results of operations of the Company.

On January 16, 2004, the Company filed suit against the former co-CEO and G&G alleging that the former co-CEO breached the Settlement Agreement. On February 12, 2004, the former co-CEO, G & G and Advantage filed a countersuit alleging breach of the Settlement Agreement and breach of the lease among other claims. The Company believes the countersuit is without merit and intends to vigorously prosecute its claim against the former co-CEO.

12. NET CAPITAL AND RESERVE REQUIREMENTS

The Empire Group is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2003, the Empire Group had net capital of $313,552, which was $63,552 in excess of its required net capital of $250,000. The Empire Group's ratio of aggregate indebtedness to net capital was 2.80 to 1. The Empire Group claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

<PAGE>

13. OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

Retail customer transactions are cleared through the clearing brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

<PAGE>

14. SELECTED QUARTERLY DATA

2003

<TABLE>
<CAPTION>

<S>	First Quarter <C>	Second Quarter <C>	Third Quarter <C>	Fourth Quarter <C>
Revenues	$ 3,121,299	$ 4,205,183	$ 5,067,141	$ 5,164,513
Net loss from continuing operations	(16,776)	(1,256,880)	(186,689)	(411,003)
Income (loss) from discontinued operations	(382,501)	19,486	(419,593)	(430,053)
Net loss	$ (399,277)	$ (1,237,394)	$ (606,282)	$ (841,056)
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.00	$ (0.26)	$ (0.04)	$ (0.11)
Discontinued operations	$ (0.08)	$ 0.01	$ (0.08)	$ (0.11)
Net income (loss) per share	$ (0.08)	$ (0.25)	$ (0.12)	$ (0.22)
Weighted average shares outstanding	4,787,800	4,804,284	4,927,958	3,838,337

</TABLE>

<PAGE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

14. SELECTED QUARTERLY DATA (CONTINUED)

2002
<TABLE>
<CAPTION>

<S>	First Quarter <C>	Second Quarter <C>	Third Quarter <C>	Fourth Quarter <C>
Revenues	$ 4,222,689	$ 2,990,566	$ 2,084,938	$ 3,906,925
Net income (loss) from continuing operations	804,171	(644,736)	(168,655)	(1,486,504)
Income (loss) from discontinued operations	97,527	238,998	(286,388)	(1,031,481)
Net income (loss)	$ 901,698	$ (405,738)	$ (455,043)	$(2,517,985)
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.20	$ (0.14)	$ (0.03)	$ (0.36)
Discontinued operations	$ 0.03	$ 0.05	$ (0.06)	$ (0.23)
Net income (loss) per share	$ 0.23	$ (0.09)	$ (0.09)	$ (0.59)
Unaudited pro forma income, net of provision for income taxes:				
Continuing operations	$ 501,171	$ (401,736)		
Discontinued operations	60,527	148,998		
Net income (loss)	$ 561,698	$ (252,738)		
Basis and diluted pro forma earnings (loss) per share:				
Continuing operations	$ 0.13	$ (0.08)		
Discontinued operations	$ 0.01	$ 0.03		
Net income (loss) per share	$ 0.14	$ (0.05)		
Weighted average shares outstanding	4,000,000	4,740,112	4,802,800	4,795,952

</TABLE>

<PAGE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

14. SELECTED QUARTERLY DATA (CONTINUED)

2001
<TABLE>
<CAPTION>

<S>	First Quarter <C>	Second Quarter <C>	Third Quarter <C>	Fourth Quarter <C>
Revenues	$ 3,387,782	$ 1,987,707	$ 2,251,695	$ 2,765,734
Net income (loss) from continuing operations	90,011	8,628	31,134	415,317
Income (loss) from discontinued operations	814,904	(37,358)	265,391	(52,746)
Net income	$ 904,915	$ (28,730)	$ 296,525	$ 362,571
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.03	$ -	$ -	$ 0.11
Discontinued operations	$ 0.20	$ -	$ 0.07	$ (0.02)
Net income (loss) per share	$ 0.23	$ -	$ 0.07	$ 0.08
Unaudited pro forma income, net of provision for income taxes:				
Continuing operations	$ 56,011	$ 5,628	$ 19,428	$ 258,915
Discontinued operations	507,904	(23,358)	165,482	(32,429)
Net income (loss)	$ 563,915	$ (17,730)	$ 184,910	$ 226,486
Basic and diluted pro forma earning (loss) per share:				
Continuing operations	$ 0.01	$ -	$ 0.01	$ 0.07
Discontinued operations	$ 0.13	$ -	$ 0.04	$ (0.02)
Net income (loss) per share	$ 0.14	$ -	$ 0.05	$ 0.05
Weighted average shares outstanding	4,000,000	4,000,000	4,000,000	4,000,000

</TABLE>

<PAGE>
<TABLE>

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING
ACCOUNTS AND RESERVES
YEARS ENDED DECEMBER 31, 2003 AND 2002

<CAPTION>

	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of year
Year ended December 31, 2003:					
Allowance for impairment of intangible assets	$1,001,474	$ -	$ -	$ -	$1,001,474
Year ended December 31, 2002:					
Allowance for impairment of intangible assets	$ -	$ 1,001,474	$ -	$ -	$1,001,474

</TABLE>

EXHIBIT 31.1

CERTIFICATION

I, Kevin M Gagne, Chief Executive Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this annual report on Form 10-K of Empire Financial Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report and based on such evaluation;

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 13, 2004

/s/ Kevin M. Gagne

Kevin M. Gagne, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Patrick Rodgers, Chief Financial Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this annual report on Form 10-K of Empire Financial Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report and based on such evaluation;

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 13, 2004

/s/ Patrick Rodgers

Patrick Rodgers, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin M. Gagne, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin M. Gagne	April 13, 2004
Kevin M. Gagne Chief Executive Officer	Date

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick Rodgers, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Patrick Rodgers	April 13, 2004
Patrick Rodgers Chief Executive Officer	Date

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

FOR ANNUAL AND TRANSITIONAL REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: DECEMBER 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number: 1-31292

EMPIRE FINANCIAL HOLDING COMPANY
(Exact name of registrant as specified in its charter)

FLORIDA	56-3627212
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

2170 WEST STATE ROAD 434, SUITE 100 LONGWOOD, FLORIDA	32779
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (407) 774-1300

Securities Registered Pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, $.01 Par Value	American Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 15, 2004 computed by reference to the average bid and asked prices of registrant's common stock reported on the American Stock Exchange on such date was $1,506,890.

The number of shares outstanding of registrant's Common Stock, $.01 par value per share, as of March 15, 2004 was 3,194,450.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 10-K/A ("Amendment No. 1") of Empire Financial Holding Company for the year ended December 31, 2003, is being filed to amend and restate the items described below contained in our Annual Report on Form 10-K originally filed with the Securities and Exchange Commission on April 14, 2004.

This Amendment No. 1 makes the following changes for the purposes described:

- To amend Item 6. Selected Financial Data, to correct typographical errors and make other minor changes;

- To amend Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, to correct typographical errors and make other minor changes; and

- To amend Item 8. Financial Statements and Supplementary Data, to correct typographical errors, to make other minor changes and to more clearly describe certain transactions.

In order to preserve the nature and character of the disclosures set forth in such Items as originally filed, this Amendment No. 1 continues to speak as of the date of the original filing of the Annual Report on Form 10-K on April 14, 2004 and we have not updated the disclosures in this report to speak as of a later date. All information contained in this Amendment No. 1 is subject to updating and supplementing as provided in our reports and any amendments filed with the Securities and Exchange Commission for periods subsequent to the date of the original filing of our Annual Report on Form 10-K.

TABLE OF CONTENTS

PAGE

PART I....1

Item 1. Business....1

Item 2. Properties....12

Item 3. Legal Proceedings....12

Item 4. Submission Of Matters To A Vote Of Security Holders....13

PART II....13

Item 5. Market For Common Equity And Related Stockholder Matters....13

Item 6. Selected Financial Data....15

Item 7. Management's Discussion And Analysis....17

Item 7A. Quantitative and Qualitative Disclosures About Market Risk....30

Item 8. Financial Statements And Supplementary Data....31

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure....31

Item 9A. Controls and Procedures....31

PART III....31

PART IV....32

Item 15. Exhibits And Reports On Form 8-K....32

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report. Prior to our IPO in April 2002, we were taxed as an S Corporation, and, accordingly, our taxable income was taxed directly to our shareholders. Unaudited pro forma information assumes that we were subject to federal income taxes and taxed as a C corporation at the statutory rates for the periods presented.

	2003	2002	2001	2000	1999
STATEMENT OF INCOME DATA:					
Revenues:					
Commissions and fees	$ 16,140,329	$ 13,001,503	$ 10,138,894	$ 10,939,186	$ 5,766,888
Trading revenues, net	1,064,478	-	-	-	-
Interest	180,371	164,817	53,070	1,024,300	149,949
Other	14,863	38,798	200,954	602,588	52,955
	17,400,041	13,205,118	10,392,918	12,566,074	5,969,792
Expenses:					
Commission and clearing costs ...	12,980,821	5,669,838	3,045,674	2,806,725	555,345
Employees compensation and benefits	3,054,236	5,460,371	4,856,339	6,374,193	3,407,381
General and administrative	2,759,250	2,269,729	1,474,400	1,691,613	380,472
Communications and data processing	175,298	247,524	188,810	258,120	299,020
Orderflow payments	119,313	-	(8,073)	(101,139)	(215,285)
Advertising	87,420	51,012	292,786	441,344	601,104
Interest	64,639	894	(2,108)	(108,474)	137,497
Impairment loss	30,412	1,001,474	-		
	19,271,389	14,700,842	9,847,828	11,362,382	5,165,534
Income (loss) from continuing operations	(1,871,348)	(1,495,724)	545,090	1,203,692	804,258
Income (loss) from discontinued operations	(1,212,661)	(981,344)	990,191	1,393,885	2,654,068
Net income (loss)	(3,084,009)	(2,477,068)	1,535,281	2,597,577	3,458,326
Earnings per share - basic and diluted					
Continuing operations	$ (0.41)	$ (0.33)	$ 0.14	$ 0.30	$ 0.20
Discontinued operations	$ (0.26)	$ (0.21)	$ 0.24	$ 0.35	$ 0.66
Net income (loss) per share	$ (0.67)	$ (0.54)	$ 0.38	$ 0.65	$ 0.86

	2003	2002	2001	2000	1999
UNAUDITED PRO FORMA FINANCIAL INFORMATION :					
Total pro forma provision for income taxes			$ (577,700)	$ (977,500)	$ (1,300,000)
Pro forma income net of provision for income tax:					
Continuing operations			340,090	750,692	502,258
Discontinued operations			617,491	869,385	1,656,068
Net income			$ 957,581	$ 1,620,077	$ 2,158,326
Pro forma earnings (loss) per share - basic and diluted					
Continuing operations			$ 0.09	$ 0.19	$ 0.13
Discontinued operations			$ 0.15	$ 0.22	$ 0.41
Net income per share			$ 0.24	$ 0.41	$ 0.54
Weighted average shares outstanding - basic and diluted	4,587,920	4,587,494	4,000,000	4,000,000	4,000,000
BALANCE SHEET DATA (AT PERIOD END):					
Total assets	$ 1,765,721	$ 13,494,633	$ 17,575,416	$ 18,551,857	$ 22,166,240
Total liabilities	2,566,904	9,608,500	14,605,340	15,174,912	19,016,198
Shareholder's equity (deficit)	(801,183)	3,886,133	2,970,076	3,376,945	3,150,042

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

We were incorporated in Florida during February 2000. Our business is conducted entirely through our wholly owned subsidiaries, Empire Financial Group, Inc., and Empire Investment Advisors, Inc. Accordingly, the following discussion and analysis of our financial condition and results of operations is based on the combined results of these businesses.

In November 2003, we sold all of the outstanding capital stock of Advantage Trading Group, Inc. and we therefore no longer own Advantage. Accordingly, the following discussion and analysis of our financial condition and results of operations does not include Advantage. See Note 4 of our Consolidated Financial Statements appearing elsewhere in this report.

Empire Financial Group, Inc. is our financial brokerage services subsidiary providing brokerage services directly to discount and full service retail and institutional customers. We provide independent registered representatives and advisors and back office compliance and administrative services. Our retail customers can place their securities orders online through our secure website located at www.empirenow.com, over the telephone at 1-800-569-3337 or through their designated registered representative. We provide our retail customers access to useful financial products and services through our website and by telephone. Our customers may, upon request, also receive advice from our brokers regarding stock, bonds, mutual funds and insurance products. We also provide securities execution and market making services, providing execution services involving filling orders to purchase or sell securities received from unaffiliated broker dealers on behalf of their retail customers. We typically act as principal in these transactions and derive our net trading revenues from the difference between the price paid when a security is bought and the price received when that security is sold. We typically do not receive a fee or commission for providing order execution services.

Additionally through Empire Investment Advisors, Inc., we offer fee-based investment advisory services to our customers, independent registered investment advisors and unaffiliated broker dealers. These services are web-based and are delivered through a platform that combines a variety of independent third party providers. Services include access to separate account money managers, managed mutual fund portfolios, asset allocation tools, separate account manager and mutual fund research, due diligence and quarterly performance review. We charge our customers an all-inclusive fee for these services, which is based on assets under management. As of December 31, 2003 the annual fee was equal to approximately 85 basis points times the assets under management.

As a result of our sale of Advantage, approximately $10,700,000 of our consolidated assets and approximately $7,700,000 of our consolidated liabilities as of December 31, 2002 have been eliminated from our balance sheet as of December 31, 2003. In addition, our consolidated statement of operations for the year ended December 31, 2003 reflects a loss from the discontinued operations of Advantage in the amount of $1,212,661. As a result of the effects of the disposition of Advantage, the losses incurred by Advantage prior to its disposition and our loss from continuing operations during the year ended December 31, 2003 in the amount of $1,871,348, our net stockholders' equity declined from $3,886,133 as of December 31, 2002 to a net stockholders' deficit of $801,183 as of December 31, 2003.

GOING CONCERN

The Consolidated Financial Statements appearing elsewhere in this report have been prepared on a going concern basis, which reflects the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying Consolidated Financial Statements, we incurred losses from continuing operations in the amount of $1,871,348 and $1,495,724, during the years ended December 31, 2003 and 2002, respectively, and had a stockholders' deficit of $801,183 as of December 31, 2003. In addition, we currently have uncertainties in connection with regulatory investigations described above. Depending on the result of these uncertainties, we may not continue as a going concern. See Note 3 of our Notes to Consolidated Financial Statements. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States of America. Because we operate in the financial services industry, we follow certain accounting guidance used by the brokerage industry. Our consolidated balance sheet is not separated into current and noncurrent assets and liabilities. Certain financial assets, such as investment securities are carried at fair market value on our consolidated statements of financial condition while other assets are carried at historic values.

We accrue for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, " Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

USE OF ESTIMATES

Note 2 to Consolidated Financial Statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements for the periods presented. We believe that of our significant accounting policies, the valuation of customer lists (see also Note 6 to Consolidated Financial Statements) is based on estimates and assumptions that require complex, subjective judgments which can materially impact reported results.

MARKET-MAKING ACTIVITIES

Securities owned and securities sold, not yet purchased, which primarily consist of listed, over-the-counter, American Depository Receipts and foreign ordinary stocks, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

SOURCES AND DESCRIPTION OF REVENUES

COMMISSIONS AND FEES

Approximately 93% of our 2003 revenues, approximately 98% of our 2002 revenues and approximately 91% of our 2001 revenues consist of commissions and fees. Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time. Transactional fees charged to retail and institutional customers are primarily affected by changes in transaction volumes and changes in the commission or fee rates charged per transaction. The significant growth in our daily average trading volumes in the U.S. and major global equities markets, combined with our introduction of online trading services, has increased our trading volume.

EQUITIES MARKET-MAKING TRADING REVENUES, NET

Approximately 6% of our 2003 revenues, and none of our 2002 or 2001 revenues consist of equities market-making trading revenues, net. Equities market-making trading revenues are generated from the difference between the price we pay to buy securities and the price we are paid when we sell securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. Our equities market-making trading revenues are dependent on our ability to evaluate and act rapidly on market trends and manage risk successfully. We typically act as principal in these transactions and do not receive a fee or commission for providing order execution services.

DESCRIPTION OF OPERATING EXPENSES

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits, which include salaries and wages, incentive compensation and related employee benefits and taxes, are our largest operating expenses, accounting for approximately 16% of our expenses during 2003, approximately 37% of our expenses during 2002 and approximately 49% of our expenses for 2001. Our registered representatives, who make up approximately 80% of our employees, are compensated primarily on a performance basis. Therefore, a significant portion of compensation and benefits expense will fluctuate based on our operating revenue.

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs include commissions paid to independent brokers, fees paid to floor brokers and exchanges for trade execution costs, fees paid to third-party vendors for data processing services and fees paid to clearing entities for certain clearance and settlement services. Commissions and clearing costs generally fluctuate based on transaction volume. Approximately 67% of our 2003 expenses, approximately 39% of our 2002 expenses and approximately 31% of our 2001 expenses consist of commissions and clearing costs.

GENERAL AND ADMINISTRATIVE

Our general and administrative expenses consist primarily of legal, accounting and other professional fees, software consulting fees, travel and entertainment expenses, insurance coverage, depreciation, occupancy expenses and other similar operating expenses, and accounted for approximately 14% of our expenses for 2003, approximately 15% of our expenses for 2002 and approximately 15% of our expenses for 2001.

RESULTS OF OPERATIONS

DECEMBER 31, 2003 COMPARED WITH DECEMBER 31, 2002

SOURCES AND DESCRIPTION OF REVENUES

Total revenues for the year ended December 31, 2003 increased $4,194,923 or 32%, to $17,400,041 from $13,205,118 reported for the year ended December 31, 2002. Trading revenues from equities and market-making activities accounted for $1,064,478, or 25% of the $4,194,923 increase in total revenues. The increase in total revenues is primarily due to the reasons described herein below.

COMMISSION AND FEES

Commission and fees revenue increased $3,138,826 or 24% to $16,140,329 from $13,001,503 in 2002, primarily due to an increase in retail trading volume and a change in revenue mix, which resulted from increased processing of securities transactions by independent registered representatives already affiliated with us, and the processing of securities transactions from independent registered representatives who had not previously used our services. Independent registered representatives increased to 170 in 2003 from 125 in 2002, an increase of 45, or 36%.

Independent registered representatives accounted for $12,789,228 of the commission and fees revenues in 2003 versus $5,961,778 in 2002, an increase of $6,827,450, or 115%.

EQUITIES MARKET-MAKING ACTIVITIES

During 2003, we established a market-making operation. Our market-making operations accounted for $1,064,478 in equity market-making trading revenue in 2003.

DESCRIPTION OF OPERATING EXPENSES

Total operating expenses in 2003 increased $4,570,547, or 31%, to $19,271,389 from $14,700,842 in 2002, primarily due to reasons described herein below.

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs in 2003 increased $7,310,983, or 129%, to $12,980,821 from $5,669,838 in 2002. This increase is primarily due an increase in retail trading volume and a change in revenue mix, which resulted from increased processing of securities transactions by independent registered representatives already affiliated with us, and the processing of securities transactions from independent registered representatives who had not previously used our services.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits in 2003 decreased $2,406,135, or 44%, to $3,054,236 from $5,460,371 in 2002. This decrease is primarily due to a reliance on independent registered representatives in 2003 versus a reliance on commissioned employees in 2002, and a reduction in executive compensation.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2003 increased $489,521 or 22%, to $2,759,250 from $2,269,729 in 2002. This increase is primarily attributable to an increase of approximately $953,000 in professional and legal fees primarily incurred in connection with a dispute between the Company and one of the majority shareholders, an increase of approximately $194,000 in other professional fees and an increase of $51,831 in insurance costs, partially offset by a $60,000 decrease in non-cash compensations resulting from stock options, a $504,000 decrease in amortization expense and decreases in other general and administrative costs.

OTHER

We performed an impairment analysis of our intangible assets in 2003 and 2002. No adjustment was recorded for 2003 and an adjustment of approximately $1,001,000 was charged to expense in 2002, increasing the operating loss for that year.

Our continuing operations lost $1,871,348 in 2003 and $1,495,724 in 2003. In 2002, we took an impairment charge of $1,001,474, leaving a loss after the charge of $494,250. The increase of $1,377,098 was due to lower profit margins and an increase in legal fees of $921,015.

DECEMBER 31, 2002 COMPARED WITH DECEMBER 31, 2001

In July 2001, we acquired certain assets of Centennial Capital Management, Inc., a securities broker dealer that provides a diversified range of retail brokerage services through independent financial advisors located in 50 states. Approximately five months of the Centennial operations, $2,366,000 and $1,925,000 of revenues and expenses, respectively, are included in our operating results for the year ended December 31, 2001.

SOURCES AND DESCRIPTION OF REVENUES

Total revenues for the year ended December 31, 2002 increased $2,812,200 or 27%, to $13,205,118 from $10,392,918 reported for the year ended December 31, 2001. This increase is primarily due to the reasons described herein below.

COMMISSION AND FEES

Commission revenue increased $3,571,889, or 38% to $13,001,503 from $9,429,614 in 2001, primarily due to an increase in revenues earned in connection with our full service brokerage operations. In 2002, we processed approximately 149,400 transactions for our retail customers, versus approximately 134,000 in 2001, an increase of 12%. Furthermore, our retail customer accounts totaled approximately 31,382 at December 31, 2002 compared to approximately 27,935 at December 31, 2001, an increase of approximately 12%, or a decrease of approximately 11% after reducing the December 31, 2002 total by approximately 6,500 retail customer accounts added through acquisitions.

INTEREST

Interest revenues in 2002 decreased $597,533, or approximately 78%, to $164,817 in 2002 from $762,350 in 2001 a decrease primarily attributable to a decrease in retail customers' margin account balances. The decrease was further effected by lower interest rates being paid in 2002 than in 2001.

DESCRIPTION OF OPERATING EXPENSES

Total operating expenses in 2002 increased $4,853,014, or 49%, to $14,700,842 from $9,847,828 in 2001, primarily due to reasons described below:

COMMISSIONS AND CLEARING COSTS

Commissions and clearing costs in 2002 increased $2,624,164, or 86%, to $5,669,838 from $3,045,674 in 2001. This increase is primarily attributable to commissions and related costs incurred in connection with acquisitions consummated in 2002, partially offset by the overall decrease in volume and clearing costs associated with our existing institutional and retail operations. In 2002, we processed 149,400 transactions for our institutional and retail customers versus 134,000 in 2001, an increase of 12%. When compared to related revenues, commissions and clearing costs increased by a greater percentage because of costs incurred in connection with the acquisitions consummated during 2002, partially offset by favorable clearing charges.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits in 2002 increased $604,032, or 12%, to $5,460,371 from $4,856,339 in 2001. The increase is primarily due to an increased number of employees necessary to handle our increased business resulting from our acquisitions. At December 31, 2002 we employed 31 people as compared to 35 people at December 31, 2001, a decrease of 11%.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2002 increased $805,510, or 55%, to $2,269,729 from $1,464,219 in 2001. This increase is primarily attributable to the increase of approximately $675,000 for amortization of intangible assets and various other lesser increases in stationery, printing and office supplies, rental expense, professional fees and client entertainment and marketing.

OTHER

We performed an impairment analysis of our intangible assets in 2002. An adjustment of approximately $1,001,000 was charged to expense, increasing the December 31, 2002 operating loss.

As a result of the foregoing factors, the net loss in 2002 from continuing operations was $1,495,724 compared to a net profit of $545,090 from continuing operations in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We maintain a highly liquid balance sheet, with the majority of our assets consisting of cash and cash equivalents and receivables from brokers, dealers, and clearing brokers arising from customer-related securities transactions.

As of December 31, 2003, we had $1,765,721 in assets, 58% of which consisted of cash or assets readily convertible into cash, principally receivables from clearing brokers, which include interest bearing cash balances held with clearing brokers. Historically, we have financed our business primarily through cash generated by operations, as well as proceeds from our initial public offering and follow-on private placements of stock and debt offerings.

Total stockholders' equity decreased to a deficit of $801,183 at December 31, 2003, compared to $937,460 (excludes the net assets of discontinued operations) at December 31, 2002, primarily due to a $1,071,845 decrease in total assets, a $666,798 increase in total liabilities, and a decrease of $1,738,643 in stockholders' equity.

Net cash used in continuing operations during 2003 was $1,281,487, and net cash provided from continuing operations for 2002 and 2001 was $1,589,430, and $801,984 respectively.

Net cash provided by financing activities was $588,167 in 2003, as compared to $1,362,970 provided in 2002 and $850,000 used in financing activities in 2001. Financing activities in 2003 include $400,000 of proceeds from the issuance of convertible notes (10%) due December 31, 2006, $250,000 in proceeds from the private placement of 200,000 shares of common stock, and $112,000 received from the exercise of stock options. Also, in 2003, $20,833 was used to pay down the principal balance of two long-term notes issued in connection with the sale of Advantage. In 2002, cash provided from financing activities was $1,362,970, compared to $850,000 used in financing activities in 2001. The increase was primarily attributed to the $5,042,616 net proceeds received from the sale of common stock, offset by payments against contract payables of $1,735,155 and purchases of treasury stock of $1,135,197.

Based on currently proposed plans and assumptions relating to the implementation of our business plan, we believe that our cash flow from operations and cash on hand will enable us to fund our planned operations for at least 12 months and thereafter. If not, or if our plans change, or our assumptions change or prove to be inaccurate, or if our operating cash flow otherwise proves to be insufficient to implement our business plans, we may require additional financing and may seek to raise funds through subsequent equity or debt financings. We cannot assure you that additional funds will be available in adequate amounts or on acceptable terms. If funds are needed but not available, our business would be harmed.

NET CAPITAL REQUIREMENTS

Our broker dealer subsidiary, Empire Financial Group, Inc., is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. This rule requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which, if elected, requires that net capital be equal to the greater of $250,000 or 2% of aggregate debit items computed in applying the formula for determination of reserve requirements. Net capital positions of Empire Financial Group, Inc. are as follows:

	DECEMBER 31, 2003	DECEMBER 31, 2002	DECEMBER 31, 2001
Empire Financial Group, Inc.:			
Net capital	$ 313,522	$ 476,235	$ 330,491
Required net capital	250,000	250,000	250,000
Excess net capital	$ 63,552	$ 226,235	$ 80,491
Ratio of aggregate indebtedness to net Capital	2.80 to 1	4.01 to 1	4.90 to 1

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which establishes standards of accounting for asset retirement obligations arising from the acquisition, construction, or development and/or the normal operation of a long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We adopted SFAS 143 as of January 1, 2003.

In April 2002, Statement of Financial Accounting Standards No. 145 ("SFAS 145") was issued, which rescinded SFAS Statements No. 4, 44, and 64, amended No. 13 and contained technical corrections. As a result of SFAS 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of the entity's recurring operations. We adopted SFAS 145 as of January 1, 2003.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to guidance that the Emerging Issues Task Force has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Listed below is a tabular representation of our long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on our balance sheet under GAAP as of December 31, 2003.

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$1,304,166	$300,000	$1,004,166	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$ 797,907	$ 70,317	$ 272,345	$284,158	$171,087
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	--	--	--	--	--

FACTORS AFFECTING OUR OPERATING, BUSINESS PROSPECTS AND MARKET PRICE OF STOCK

WE MAY NOT ACHIEVE PROFITABILITY OR CONTINUE AS A GOING CONCERN

We have incurred significant operating losses during 2002 and 2003 and experienced a significant decline in our net worth during 2003. Our operating losses during 2002 were $1,495,724 (plus an additional loss in the amount of $981,344 from our discontinued operations) and during 2003 were $1,871,348 (plus an additional loss in the amount of $1,212,661 from our discontinued operations). Our stockholders' equity decreased from $3,886,133 as of December 31, 2002 to a stockholders' deficit $801,183 as of December 31, 2003.

Also, we are subject to pending federal and state investigations relating to our involvement in trading in mutual fund shares by our customers, the outcome of which is uncertain. These factors raise substantial doubt about our ability to continue as a going concern.

Our continued existence is dependent upon our ability to return to profitability and to generate cash either from operations or from new financings. We have implemented a plan, which we believe will return us to profitability. As part of our plan, we have reduced general and administrative overhead and operating expenses primarily by relocating and consolidating our offices and personnel, by entering into a new clearing arrangement with a third party at lower rates and by settling substantially all of our controversies with our former co-CEO. We have also hired additional personnel to enhance our market making and order execution capabilities. However, there is no assurance that we will achieve profitability or be able to generate cash from either operations or from debt or equity financings. Therefore, we may not be able to continue as a going concern, which would substantially destroy our stockholders' investments in our business.

WE ARE SUBJECT TO SECURITIES REGULATION AND FAILURE TO COMPLY COULD SUBJECT US TO PENALTIES OR SANCTIONS THAT COULD HARM OUR BUSINESS.

Our business is subject to federal and state laws regulating the securities industry. In addition, the Securities and Exchange Commission, or the SEC, the National Association of Securities Dealers, Inc., or the NASD, and other self-regulatory organizations, as well as the various stock exchanges and state securities commissions, require strict compliance with their rules and regulations. Broker dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker dealers, use and safekeeping of clients' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees.

In particular, we are currently the subject of pending federal and state investigations relating to our involvement in trading in mutual fund shares by our customers. We cannot determine the nature or severity of any legal or regulatory sanctions that may be imposed on us or on certain of our officers and employees in connection with these investigations.

Failure to comply, and disputes concerning compliance with, any of these laws, rules or regulations could result in substantial expenses for us as well as censure, fines, the issuance of cease and desist orders or suspension or expulsion as a broker dealer.

WE MAY BE DELISTED FROM THE AMERICAN STOCK EXCHANGE WHICH WOULD REDUCE OUR STOCKHOLDER LIQUIDITY

The rules of the American Stock Exchange provide that the AMEX may delist securities of a company which has stockholders' equity of less than $2,000,000 if such company has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years. We have incurred significant operating losses during fiscal years 2002 and 2003. Additionally, our stockholders' deficit as of December 31, 2003 was $801,183. As a result, the AMEX may delist our securities. If our common stock is not listed on the AMEX it may be more difficult for our stockholders to trade our stock.

OUR REVENUES COULD BE REDUCED SIGNIFICANTLY DUE TO MARKET PRICE FLUCTUATIONS.

Our order execution services involve the purchase and sale of securities predominantly as principal, instead of buying and selling securities as an agent for our customers. As a result, we own securities or are required to buy securities to complete customer transactions. During the period that we own the securities, market prices could fluctuate significantly which could result in lost revenues to us and adversely affect our profitability.

A REDUCTION IN OUR COMMISSION RATES COULD ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

Intense competition from existing and new brokerage services may harm our business. The market for online brokerage services is relatively new, rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Discount brokerage firms may continue to reduce their commission rates in an effort to offer the lowest transaction costs to investors. Because many of our competitors have significantly greater financial, technical, marketing and other resources, offer a wider range of products and services and have more extensive client bases than we do, they may be able to respond more quickly to new or changing opportunities, technologies and client requirements than us. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than us. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. Many of these firms have greater transaction volume and offer a wider range of services than we do, which allows them to compensate for lower commission rates. Our commission fees for online trading start at $8.99 per trade.

OUR INDEPENDENT REGISTERED REPRESENTATIVES COULD LEAVE OR AFFILIATE WITH A COMPETITOR.

The independent registered representatives can terminate their relationship with us on little or no notice and could associate with another broker dealer. The independent registered representatives can transfer their client accounts which could adversely affect our revenues.

SINCE KEVIN M. GAGNE OWNS MOST OF OUR COMMON STOCK AND CONTROLS US, MINORITY SHAREHOLDERS WILL HAVE LITTLE SAY IN THE DIRECTION OF THE COMPANY.

Kevin M. Gagne beneficially owns approximately 66% of our common stock. Accordingly, Mr. Gagne controls us and has the power to, among other matters, elect all directors, increase our authorized capital stock or cause us to dissolve, merge or sell our assets.

POTENTIAL GOVERNMENTAL REGULATION OF THE INTERNET AND ONLINE COMMERCE COULD HARM OUR BUSINESS.

Our business could be harmed by future legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and other online services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our trading systems and services and increase our cost of doing business.

FAILURE TO COMPLY WITH NET CAPITAL REQUIREMENTS COULD SUBJECT US TO SUSPENSION OR REVOCATION OF OUR BROKER DEALER REGISTRATION BY THE SEC OR EXPULSION BY THE NASD.

We are subject to stringent rules promulgated by the SEC, the NASD and various other regulatory agencies with respect to the maintenance of specific levels of net capital by securities brokers. Failure to maintain the required net capital may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD or other regulatory bodies and ultimately could require our liquidation. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations.

FAILURE TO QUALIFY AS A FOREIGN CORPORATION COULD RESULT IN THE IMPOSITION OF TAXES AND PENALTIES THAT WOULD INCREASE OUR COSTS.

Our subsidiary, Empire Financial Group, Inc., is currently registered as a broker dealer in all 50 states as well as Puerto Rico, but is qualified to do business as a foreign corporation in only a few states. Because our services are available over the Internet and we have customers in many states, we and/or any of our subsidiaries may be required to qualify as a foreign corporation. If we fail to qualify as a foreign corporation in states that may require such qualifications, we may be penalized.

EMPLOYEE MISCONDUCT COULD RESULT IN REGULATORY SANCTIONS AND UNANTICIPATED COSTS.

Because our business involves handling cash and marketable securities on behalf of our customers, employee misconduct could result in unknown and unmanaged risks or losses. Misconduct by employees could also include binding us to transactions that exceed authorized limits or present unacceptable risks or hiding from us unauthorized or unsuccessful activities.

IF OUR RETAIL CUSTOMERS DO NOT REPAY US FOR CREDIT WE EXTEND TO THEM, OUR FINANCIAL CONDITION COULD BE NEGATIVELY IMPACTED.

Periods of volatile markets increase the risks inherent in extending credit to the extent that we permit our retail customers to purchase securities on a margin basis. Under such circumstances the value of the collateral held by us could fall below the amount borrowed by the customer. We may then be required to sell or buy securities at prevailing market prices and incur losses to satisfy customer obligations.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES IN A COST-EFFECTIVE MANNER, WE MAY LOSE BUSINESS.

Our future success will depend, in part, on our ability to develop and use new technologies, respond to technological advances, enhance our existing services and products, and develop new services and products in a timely and cost-effective manner. The market for brokerage services and, particularly, electronic brokerage services over the Internet, is characterized by rapid technological change, changing client requirements, frequent service and product enhancements and introductions, and emerging industry standards. The introduction of services or products embodying new technologies and the emergence of new industry standards can render existing services or products obsolete and unmarketable.

INTERRUPTION OR LOSS OF CONTENT PROVIDED BY THIRD PARTIES COULD CAUSE US TO LOSE CUSTOMERS, HARMING OUR BUSINESS.

We rely on third-party content providers for much of the financial information we offer through our website and are therefore dependent on the ability of third-party content providers to deliver content in a timely and consistent manner. Interruption or termination of our existing third-party content supply would require us to seek content from other third parties. Delays in obtaining replacement content could cause us to lose customers.

DISRUPTION OF OUR COMPUTER SYSTEMS AND/OR THOSE OF OUR VENDORS AND SYSTEMS FAILURES COULD CAUSE OUR REVENUES TO DECLINE AND OUR BUSINESS REPUTATION TO SUFFER.

We rely heavily on various electronic media. We receive trade orders using the Internet and telephone. In addition, we process trade orders through our own systems and those of Sungard Trading System's Broker Routing Access System Service, Penson Financial Services, Inc., Nexa Technologies, Inc., and ABN Amro Incorporated. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them.

Heavy system traffic during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether. Any significant degradation or failure of our computer systems, those of our vendors, or any other systems in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties and third-party software such as Internet browsers) could cause clients to suffer delays in trading. These delays could cause substantial losses for our clients and could subject us to claims from clients for losses, including litigation claiming fraud or negligence. Our computer systems are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage or computer viruses.

IF OUR SYSTEMS SECURITY IS COMPROMISED, OUR REPUTATION MAY SUFFER AND WE MAY LOSE BUSINESS.

Any compromise of our systems' security could harm our business. The secure transmission of confidential information over public networks is a critical element of our operations. We and our vendors rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information over the Internet. However, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise of our systems' security.

CLAIMS OF INFRINGEMENT MAY INCREASE OUR COSTS AND DISRUPT OUR BUSINESS.

Other parties may claim that we infringe on their intellectual property rights. Regardless of whether any such claims are valid, claims of infringement could be time-consuming and expensive to defend, could divert our resources and our management's attention. If we are forced to stop using any software, systems or processes that are important to run our operations, our business may be disrupted and our costs significantly increased.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL CAPITAL WHEN WE NEED IT, WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE IN THE MARKETPLACE.

We anticipate that our available cash resources will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. In the future, however, we may need to raise additional funds in order to support further expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional financing will be available when needed on terms favorable to us or on terms that will not result in dilution to our existing shareholders.

WE RELY ON RELATIVELY FEW KEY PERSONNEL TO PROVIDE CRITICAL MANAGEMENT FUNCTIONS.

If one or more of such individuals leave the Company, our ability to manage our operations may be impeded and our business could be adversely impacted.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of Empire Financial Holding Company the accompanying notes thereto and the independent accountants' reports are included as part of this Amendment No.1 to the Annual Report on Form 10-K/A and immediately follow the signature page of this Amendment No.1 to the Annual Report on Form 10-K/A.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPIRE FINANCIAL HOLDING COMPANY

Dated April 15, 2004

By: /s/ Kevin M. Gagne

Kevin M. Gagne Chief Executive Officer
(Principal Executive Officer)

Dated April 15, 2004

By: /s/ Patrick Rodgers

Patrick Rodgers, Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
31.1	Certification by Principal Executive Officer pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification by Principal Financial Officer pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(filed herewith)
32.1	Principal Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Principal Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002 (filed herewith)

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

TABLE OF CONTENTS

Report of Independent Certified Public Accountants F-2

Consolidated Statements of Financial Condition
December 31, 2003 and 2002 ....F-3

Consolidated Statements of Operations
Years Ended December 31, 2003, 2002 and 2001 ....F-5

Consolidated Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2003, 2002 and 2001 ....F-6

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001 ....F-7

Notes to Consolidated Financial Statements F-9

Schedule II - Valuation and Qualifying Accounts and Reserves F-29

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Empire Financial Holding Company and subsidiaries

We have audited the accompanying consolidated statements of financial condition of Empire Financial Holding Company and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations and shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Financial Holding Company and subsidiaries at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has had losses from continuing operations during 2003 and 2002 and had a stockholder's deficit of $801,183 as of December 31, 2003. Also, the Company is subject to pending federal and state investigations relating to the Company's involvement in trading in mutual fund shares by its customers, the outcome of which is uncertain. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the Table of Contents to the Consolidated Financial Statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

Ft. Lauderdale, Florida
March 26, 2004
except for Note 8
which is as of April 8, 2004

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 393,283	$ 1,144,778
Receivables from broker dealers and clearing organizations	637,279	565,756
Deposits at clearing organizations	304,468	121,687
Income taxes receivable	-	351,000
Property and equipment, net of accumulated depreciation of $116,297 and $95,113, respectively	15,678	29,810
Customer lists, net	145,393	331,390
Prepaid expenses and other assets	269,620	293,145
Assets of discontinued operations	-	10,657,069
Total assets	$ 1,765,721	$ 13,494,635

Continued

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Liabilities:		
Notes payable	$ 790,741	$ -
Notes payable - related party	488,426	-
Accounts payable and accrued expenses	1,208,893	1,319,516
Payable to brokers and dealers and clearing organizations	78,844	-
Deferred revenue	-	519,237
Payable to S corporation stockholders	-	61,353
Liabilities of discontinued operations	-	7,708,396
Total liabilities	2,566,904	9,608,502
Stockholders' (deficit) equity:		
Series A Preferred stock, $.01 par value, 1,000,000 shares authorized; 10,000 issued and outstanding in 2003 and none issued and outstanding in 2002	100	-
Common stock, $.01 par value, 100,000,000 shares authorized; 3,194,450 issued and outstanding in 2003 and 5,000,000 shares issued and outstanding in 2002	31,945	50,000
Additional paid-in capital	5,763,374	8,350,095
Accumulated deficit	(6,462,774)	(3,378,765)
Deferred compensation	(133,828)	-
Treasury stock, at cost, 212,200 shares at December 31, 2002	-	(1,135,197)
Total stockholders' (deficit) equity:	(801,183)	3,886,133
	$ 1,765,721	$ 13,494,635

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
Revenues:			
Commissions and fees	$ 16,140,329	$ 13,001,503	$ 9,429,614
Trading revenues, net	1,064,478	-	-
Interest	180,371	164,817	762,350
Other	14,863	38,798	200,954
	17,400,041	13,205,118	10,392,918
Expenses:			
Commissions and clearing costs	12,980,821	5,669,838	3,045,674
Employee compensation and benefits	3,054,236	5,460,371	4,856,339
General and administrative	2,759,250	2,269,729	1,464,219
Communications and data processing	175,298	247,524	188,810
Order flow payments	119,313	-	-
Advertising	87,420	51,012	292,786
Interest	64,639	894	-
Impairment loss	30,412	1,001,474	-
	19,271,389	14,700,842	9,847,828
Net income (loss) from continuing operations	(1,871,348)	(1,495,724)	545,090
Income (loss) from discontinued operations	(1,212,661)	(981,344)	990,191
Net income (loss)	$ (3,084,009)	$ (2,477,068)	$ 1,535,281
Basic and diluted earnings (loss) per share:			
Continuing operations	$ (0.41)	$ (0.33)	$ 0.14
Discontinued operations	$ (0.26)	$ (0.21)	$ 0.24
Net income (loss) per share	$ (0.67)	$ (0.54)	$ 0.38
Unaudited pro forma income, net of provision for income taxes:			
Continuing operations			$ 339,982
Discontinued operations			617,599
Net income			$ 957,581
Basic and diluted pro forma earnings per share:			
Continuing operations			$ 0.09
Discontinued operations			$ 0.15
Net income per share			$ 0.24
Weighted average shares outstanding	4,587,920	4,587,494	4,000,000

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	Series A preferred stock		Common stock		Additional paid-in capital
	Shares	Amount	Shares	Amount	
Balance at January 1, 2001	-	$ -	4,000,000	$ 40,000	$ 500,691
Net income	-	-	-	-	-
Stockholders' distribution	-	-	-	-	-
Balance at December 31, 2001	-	-	4,000,000	40,000	500,691
Contribution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	-	-	-	-	3,331,082
Stockholders' distribution	-	-	-	-	(865,941)
Distribution payable to S Corporation stockholders	-	-	-	-	(61,353)
Issuance of common stock	-	-	1,000,000	10,000	5,032,616
Issuance of stock options for services	-	-	-	-	413,000
Purchase of treasury stock	-	-	-	-	-
Net loss	-	-	-	-	-
Balance at December 31, 2002	-	-	5,000,000	50,000	8,350,095
Reversal of distribution payable to S corporation stockholders	-	-	-	-	61,353
Non-cash stock compensation	-	-	-	-	262,360
Issuance of restricted stock	-	-	100,000	1,000	130,000
Exercise of stock options	-	-	100,000	1,000	111,000
Conversion of stock options to common stock	-	-	94,650	947	104,973
Capital contributed by stockholder	-	-	-	-	67,000
Settlement agreement:					
Purchase of treasury stock	-	-	-	-	-
Issuance of preferred stock	10,000	100	-	-	299,900
Sale of common stock	-	-	200,000	2,000	248,000
Retirement of treasury stock	-	-	(2,300,200)	(23,002)	(3,871,307)
Net loss	-	-	-	-	-
Balance at December 31, 2003	10,000	$ 100	3,194,450	$ 31,945	$ 5,763,374

Continued

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	Accumulated deficit	Deferred compensation	Treasury stock Shares	Treasury stock Amount
Balance at January 1, 2001	$ 2,836,254	$ -	-	$ -
Net income	1,535,281	-	-	-
Stockholders' distribution	(1,942,150)	-	-	-
Balance at December 31, 2001	2,429,385	-	-	-
Contribution to capital of undistributed retained earnings from S corporation termination on April 9, 2002	(3,331,082)	-	-	-
Stockholders' distribution	-	-	-	-
Distribution payable to S Corporation stockholders	-	-	-	-
Issuance of common stock	-	-		
Issuance of stock options for services	-	-	-	-
Purchase of treasury stock	-	-	(212,200)	(1,135,197)
Net loss	(2,477,068)	-	-	-
Balance at December 31, 2002	(3,378,765)	-	(212,200)	(1,135,197)
Reversal of distribution payable to S corporation stockholders	-	-	-	-
Non-cash stock compensation	-	-	-	-
Issuance of restricted stock	-	(107,348)	-	-
Exercise of stock options	-	-	-	-
Conversion of stock options to common stock	-	(26,480)	-	-
Capital contributed by stockholder	-	-	-	-
Settlement agreement:				
Purchase of treasury stock	-	-	(2,088,000)	(2,759,112)
Issuance of preferred stock	-	-	-	-
Sale of common stock	-	-	-	-
Retirement of treasury stock	-	-	2,300,200	3,894,309
Net loss	(3,084,009)	-	-	-
Balance at December 31, 2003	$(6,462,774)	$(133,828)	-	$ -

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Operating activities:			
Net income (loss)	$(3,084,009)	$(2,477,068)	$ 1,535,281
Less: (Income) loss from discontinued operations	1,212,661	981,344	(990,191)
Income (loss) from continuing operations:	(1,871,348)	(1,495,724)	545,090
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	21,964	33,420	56,455
Amortization of customer lists	185,997	690,403	266,438
Impairments	30,412	1,001,474	-
Non-cash charge for options issued	262,360	413,000	-
Change in assets and liabilities:			
Receivable from brokers and dealers and clearing organizations	(71,523)	(179,963)	938,632
Deposits at clearing organizations	(182,781)	3,550	71,908
Income taxes receivable	351,000	(351,000)	-
Prepaid expenses and other assets	23,525	(149,137)	(109,150)
Accounts payable and accrued expenses	(110,623)	454,990	(335,918)
Payable to broker dealers and clearing organizations	78,844	-	-
Deferred revenue	(519,237)	19,237	500,000
Net cash provided by (used in) operating activities	(1,801,410)	440,250	1,933,455
Investing activities:			
Purchase of property and equipment	(38,244)	(2,300)	-
Sale of property and equipment	-	-	61,589
Purchase of customer lists	-	(211,490)	(343,060)
Net cash used in investing activities	$ (38,244)	$ (213,790)	$ (281,471)

Continued

The accompanying notes are an integral part of these
consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Financing activities:			
Proceeds from note payable	$ 400,000	$ -	$ -
Payments on note payable	(20,833)	-	-
Proceeds from stock options exercised	112,000	-	-
Proceeds from sale of common stock	250,000	5,042,616	-
Capital contributed by stockholder	67,000	-	-
Payments of contracts payable	-	(1,735,155)	-
Purchase of treasury stock	(250,000)	(1,135,197)	-
Stockholder distributions	-	(809,294)	(850,000)
Net cash provided by (used in) financing activities	558,167	1,362,970	(850,000)
Discontinued operations:			
Net cash (used) provided by discontinued operations	529,992	(1,525,744)	(54,896)
Net increase (decrease) in cash and cash equivalents	(751,495)	63,686	747,088
Cash and cash equivalents at beginning of year	1,144,778	1,081,092	334,004
Cash and cash equivalents at end of year	$ 393,283	$ 1,144,778	$ 1,081,092
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 60,243	$ 894	$ -
Income taxes	$ -	$ 351,000	$ -
Supplemental disclosure of non-cash investing and financing activities:			
Notes payable assumed in connection with purchase of treasury stock	$ 900,000		
Preferred stock issued in connection with purchase of treasury stock	$ 300,000		
Reversal of payable to S corporation stockholders	$ 61,353		
Issuance of restricted stock	$ 131,000		
Conversion of stock options to common stock	$ 105,920		

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Empire Financial Holding Company (the "Company"), a Florida corporation, was formed on February 16, 2000 to acquire Empire Financial Group, Inc. ("Empire Group"), Empire Investment Advisors, Inc. ("Advisors") and Advantage Trading Group, Inc. ("Advantage"). All subsidiaries are, or were, wholly owned and all intercompany transactions and accounts have been eliminated in consolidation.

Empire Group, incorporated in Florida on August 20, 1990, is an introducing securities broker dealer, which provides discount brokerage and advisory services to retail and institutional customers and a trading platform, order execution and market making services to its network of independent registered representatives. During the year, Empire Group amended its broker dealer registration to allow for its market making activities.

Advisors, incorporated in Florida on September 10, 1999, is a fee-based investment advisory service, which offers its services to retail customers.

Advantage was incorporated in Florida on July 18, 1995 and is a securities broker dealer, which acts as principal in providing order execution services for independent broker dealers and also acts as a clearing broker. On November 6, 2003, the Company sold Advantage. Advantage was the order execution segment of the Company prior to its sale. The results of Advantage, which was sold to the Company's former co-CEO, who was a major stockholder of the Company, have been reported as discontinued operations for all periods presented.

Since the sale of Advantage, the Company has operated in the retail brokerage services segment and does not have any other operating segments.

The Company's executive offices are located in Longwood, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

RECEIVABLES FROM BROKER DEALERS AND CLEARING ORGANIZATIONS - Receivables from broker dealers and clearing organizations represent monies due the Company from its clearing agents for transactions processed.

DEPOSITS AT CLEARING ORGANIZATIONS - The Company is required, by its clearing agreements, to maintain deposits with its clearing agents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts, and any gains or losses are included in operations. Leasehold improvements are depreciated using the straight-line method over the lease term. Depreciation on furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. The Company recorded a loss on the disposal of property and equipment of $45,846 for the year ended December 31, 2001, which has been recorded in general and administrative expenses in the consolidated statements of operations.

CUSTOMER LISTS - Purchased customer lists are amortized over the estimated useful lives of the customers. A significant portion of the customer lists is amortized over thirty-nine months.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such assets relate. When an asset exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company recorded an impairment of long-lived assets of $30,412 and $1,001,474 for the years ended December 31, 2003 and 2002, respectively.

DEFERRED REVENUE - The Company defers commission revenue on annuity contracts when the issuer has a right to charge back commissions should the annuity owner surrender the contract. Commission revenue is recorded when charge back provisions expire.

COMMISSIONS AND FEES - Commissions and fees include revenues generated from transactional fees charged to retail and institutional customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time.

SECURITIES TRANSACTIONS - Securities transactions and the related revenues and expenses are recorded on the trade date.

TRADING REVENUES, NET - Trading revenues are generated from the difference between the price paid to buy securities and the amount received from the sale of securities. Volatility of stock prices, which can result in significant price fluctuations in short periods of time, may result in trading gains or losses. The Company typically acts as principal in these transactions and does not receive a fee or commission for providing order execution services.

ADVERTISING - Advertising costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION - The Company accounts for its employee stock option plans under the intrinsic value method, in accordance with the provisions of Accounting Principles Board ("APB") Opinion No, 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Compensation expense related to the granting of employee stock options is recorded over the vesting period only if, on the date of grant, the fair value of the underlying stock exceeds the option's exercise price. The Company has adopted the disclosure-only requirements of SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows entities to continue to apply the provisions of APB No. 25 for transactions with employees and provide pro forma net loss and pro forma loss per share disclosures for employee stock grants made as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" which amends SFAS No. 123 "Accounting for Stock-Based Compensation."

Had the Company determined compensation expense of employee stock options based on the estimated fair value of the stock options at the grant date, consistent with the guidelines of SFAS 123, its net loss would have been increased to the pro forma amount indicated below:

	Year ended December 31,	
	2003	2002
Net loss:		
As reported	$(3,084,009)	$(2,477,068)
Add Stock-based employee compensation expense related to stock options determined under fair value method	(439,943)	(2,738,505)
Deduct amounts charged to expense	262,360	-
Pro forma according to SFAS 123	$(3,261,592)	$(5,215,573)
Net loss per share:		
As reported	$ (.67)	$ (.54)
Pro forma according to SFAS 123	$ (.71)	$ (1.14)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The per share weighted average fair value of options granted for the years ended December 31, 2003 and 2002 was $4.72, and $6.00, respectively, on the grant date with the following weighted average assumptions:

	Year ended December 31,	
	2003	2002
Expected dividend yield	None	None
Risk-free interest rate	3.66%	5.22%
Expected life	9.50 years	10 years
Volatility	90%	92%

The pro forma impact of options on the net loss for the years ended December 31, 2003 and 2002 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

INCOME TAXES - The Company with the consent of its stockholders, elected to be an "S" Corporation under the Internal Revenue Code until April 9, 2002, at which time the Company completed its public offering and terminated its S election. Until that date, all taxable income or loss flowed through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements prior to April 9, 2002. The pro forma adjustments shown in the consolidated statements of operations reflect provisions for income taxes computed based upon statutory tax rates as if the Company had been subject to federal and state taxation during 2001.

After April 9, 2002, the Company accounts for income taxes on an asset and liability approach to financial accounting and reporting. Deferred income tax assets and liabilities are computed annually for differences between the financial and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

MANAGEMENT ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or resulted in the issuance of common stock. Options, convertible notes and convertible preferred stock were not included in the computation of net loss per share because the effect of inclusion would be anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS - In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, No.44 and No. 64 and Amendment of SFAS No. 13." As a result of SFAS 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company adopted SFAS 145 for the year beginning January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. SAFS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This differs from the guidance in EITF 94-3, which requires that a liability for costs associated with an exit plan or disposal activity be recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires all charges related to an exit activity, including accretion of interest related to the discounting of future liability related to that activity, to be classified in the same line item on the statement of operations. The Company adopted the statement for the fiscal year beginning January 1, 2003.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Guarantees of Indebtedness of Others", which requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The accounting requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact the Company's consolidated financial statements.

3. GOING CONCERN AND MANAGEMENT PLANS

The Company's continued existence is dependent upon its ability to return to profitability and to generate cash either from operations or from new financings. The Company has losses from continuing operations during 2003 and 2002 and had a stockholders' deficit of $801,183 as of December 31, 2003. Also, the Company is subject to pending federal and state investigations relating to the Company's involvement in trading in mutual fund shares by its customers, the outcome of which is uncertain. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has implemented a plan, which it believes will return the Company to profitability. As part of the plan, the Company has reduced general and administrative overhead and operating expenses primarily by relocating and consolidating its offices and personnel, by entering into a new clearing arrangement with a third party at lower rates and by settling substantially all of its controversies with its former co-CEO. The Company has also hired additional personnel to enhance its market making and order execution capabilities. As a result of the foregoing and the sale of Advantage, the Company has focused its efforts on its core business.

There is no assurance that the Company will achieve profitability or be able to generate cash from either operations or from debt or equity financings. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS

SETTLEMENT AGREEMENT:

On November 6, 2003, the Company, its directors, and the former co-CEO entered into a Stock Purchase and Settlement Agreement, which settled certain controversies between the parties thereto.

Pursuant to the Settlement Agreement, the Company purchased from the former co-CEO his 2,088,000 shares of common stock, which were subsequently retired.

As consideration for the purchase of the shares, the former co-CEO received from the Company all of the issued and outstanding stock of Advantage, a three year unsecured promissory note for $400,000, and the Company assumed the former co-CEO's obligation to pay the current CEO all of the assumed G&G purchase price (See below).

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS (CONTINUED)

The Company, the former co-CEO and the current CEO also executed a stock purchase agreement, dated as of November 6, 2003, wherein the former co-CEO purchased from the current CEO 50% of the outstanding capital stock of G&G Holdings, Inc. ("G&G"), a corporation jointly owned by the former and current CEO, which owned the premises then leased by the Company. The following explains the transaction in which the Company assumed the liability of the former co-CEO to pay the current CEO for his G&G stock:

Cash	$ 250,000
Obligation to pay for his share of the G&G purchase:	
Note payable (see Note 9)	500,000
10,000 shares of Series A convertible preferred stock at $.01 par value	300,000
	$1,050,000

As part of the Settlement Agreement, the Company and G&G entered into an amendment of the lease between the parties.

The Series A preferred convertible stock ("Series A") ranks prior to the Company's common stock in liquidation and is convertible into shares of common stock as determined by dividing the Series A issue price of $30. a share (the "Series A Issue Price") by the Series A conversion price. The holder of Series A is entitled to receive cumulative dividends at nine percent. Upon liquidation of the Company, the holder of shares of Series A will be paid $30. a share plus a cash amount equal to all unpaid dividends. Subject to earlier conversion, on November 1, 2008, shares of the Series A may be redeemed by the Company, at the Company's option.

Subsequent to the Settlement Agreement, the Company elected to forgive the receivable from the former co-CEO for funds advanced to pay his estimated income taxes while the Company was an S corporation.

4. SETTLEMENT OF LITIGATION, PURCHASE OF TREASURY STOCK AND DISCONTINUED OPERATIONS (CONTINUED)

TREASURY STOCK:

The transaction has been accounted for as a purchase of treasury stock as follows:

ASSETS OF ADVANTAGE	
Cash and cash equivalents	$2,417,608
Customer receivables	3,262,613
Other assets	410,251
	6,090,472
LIABILITIES OF ADVANTAGE:	
Customer payables	2,746,502
Other current liabilities	2,343,970
	5,090,472
Net assets transferred	1,000,000
OTHER CONSIDERATION:	
Assumption by the Company of former co-CEO's obligation to pay for shares of G & G stock	1,050,000
Note payable issued to former co-CEO	400,000
Expenses of transaction	199,923
Forgiveness of former co-CEO income tax payments	66,647
Transfer of fixed assets	42,542
Cost of treasury stock acquired	$2,759,112

DISCONTINUED OPERATIONS:

Summarized financial information for discontinued operations as of December 31, was as follows:

	2003	2002	2001
Total revenues	$ 5,493,588	$ 10,746,583	$8,240,996
Net income (loss)	$(1,212,661)	$ (981,344)	$ 990,191

5. CUSTOMER LISTS AND IMPAIRMENT

On July 23, 2001, the Company acquired certain assets and assumed certain liabilities of Centennial Capital Management, Inc. ("Centennial"). Centennial was a securities broker dealer that provided a diversified range of retail brokerage services through independent registered representatives.

In December 2002, as a result of lower revenues than anticipated and lower expected future cash flows, the Company determined that a partial impairment of the customer lists was required. Therefore, an impairment charge of $1,001,474 was recorded.

Customer lists consisted of:

	Adjusted cost	Accumulated amortization	Net
December 31, 2003	$1,355,257	$1,209,864	$145,393
December 31, 2002	$1,355,257	$1,023,867	$331,390

Amortization for the years ending December 31, 2003 and 2002 was $185,997 and $690,403, respectively. Amortization for the year ended 2004 is expected to be $145,393.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, accounts payable and accrued expenses consisted of the following:

	2003	2002
Accounts payable	$ 376,750	$ 463,965
Commissions payable	340,390	-
Other accrued expenses	259,363	358,328
Accrued payroll	206,160	421,996
Accrued rent	26,230	75,227
	$1,208,893	$1,319,516

7. NOTES PAYABLE

Notes payable at December 31, 2003, consisted of the following:

Convertible notes payable to investors, interest payable semi-annually on June 30 and December 31 at ten percent. Notes convertible into common stock at $2.00 per share subject to certain adjustments. Payable in full on December 31, 2006, if not converted.	$400,000
Unsecured note payable to the former co-CEO. The note requires monthly installments of $11,111, plus interest at six percent until December 31, 2004 and nine percent thereafter. The note matures on October 1, 2006.	390,741
	$790,741

The annual maturities of principal payable on the notes payable are as follows:

Year ending December 31,	
2004	$ 133,333
2005	133,333
2006	524,075
Total	$ 790,741

The note payable to the former co-CEO contains provisions relating to the sale of the Company, wherein the note would be paid off from the proceeds of the sale. Additionally, in the event the Company receives any proceeds from the issuance of any equity security (other than in connection with the exercise of stock options), or in connection with the incurrence of any indebtedness for money borrowed (excluding indebtedness incurred by the Company in connection with margin loans to customers), the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds in an amount proportional to the outstanding principal balance of the former co-CEO's notes to the former co-CEO and current CEO.

Subsequent to December 31, 2003, the Company paid the March 1, 2004 installment on this note to the former co-CEO by offsetting the March installment against amounts owed to the Company by the former co-CEO. The former co-CEO filed a claim against the Company alleging breach of the terms and conditions of the note. In addition, the former co-CEO alleges the Company failed to provide him with his required proportionate share of the net proceeds raised from the issuance of equity securities and indebtedness in December 2003 and January 2004. As of March 26, 2004, there has been no determination as to the outcome of this controversy.

8. NOTE PAYABLE - RELATED PARTY

Note payable - related party at December 31, 2003, consisted of the following:

Unsecured note payable to the current CEO. The note requires monthly installments of $13,889, plus interest at six percent until December 31, 2004 and nine percent thereafter. The note matures on October 1, 2006.

The note contains provisions relating to the sale of the Company, wherein the notes would be paid off from the proceeds of the sale. Additionally, in the event that the Company receives any proceeds from the issuance of any equity security (other than in connection with the exercise of stock options), or in connection with the incurrence of any indebtedness for money borrowed (excluding indebtedness incurred by the Company in connection with margin loans to customers), the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds to the current CEO in an amount proportional to the then outstanding principal amount of the notes to the former co-CEO and the current CEO.

The annual maturities of principal payable on the notes are as follows:

Year ending December 31,	
2004	$ 166,667
2005	166,667
2006	155,092
Total	$ 488,426

In December 2003 and January 2004, the Company issued equity securities and indebtedness utilizing convertible notes payable. Pursuant to the note issued to the current CEO, the Company is required to make principal payments in an aggregate amount equal to 50% of the net proceeds in an amount proportional to the outstanding principal balance of the current CEO's note and the former co-CEO's note. The current CEO has elected to waive all principal note reductions with regards to the equity and debt securities issued by the Company, as described above, through April 8, 2004.

9. EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003 -

During 2003, after the completion of the tax return for 2002, the Company determined that no tax payments were due the S corporation stockholders. Consequently, the Company reversed the $61,353 accrual from 2002 and one of the stockholders reimbursed the Company for his tax advance of $67,000.

On May 28, 2003, the board of directors authorized the Company to make an exchange offer to all holders of outstanding options (with an exercise price of $6.00 per share), to allow holders to exchange their options into shares of common stock of the Company on a ratio of five options for each share of common stock. Effective September 12, 2003, these holders exchanged 473,250 options for 94,650 shares of common stock. Half of the shares vest in 90 days from the date of issuance, and the balance vest one year from date of issuance. In connection with the exchange, compensation expense of $79,440 was recorded and $26,480 was recorded as deferred compensation.

On June 19, 2003, 100,000 restricted shares of stock were granted to the president of the Company. This stock, according to the president's employment agreement, vests over three years. Therefore, the Company recorded $23,652 as expense and $107,348 as deferred compensation. Also, on that same date, 200,000 stock options, previously granted to the president were cancelled and reissued. The options were accounted for as variable according to FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," and accordingly, a charge of $198,500 was recorded. Additionally, the Company issued certain options to officers, directors and employees at exercise prices below market. The Company recorded a charge for the difference of $63,860.

In September 2003, 100,000 stock options were exercised and $112,000 was received by the Company.

On November 6, 2003, the Company issued 10,000 shares of Series A preferred stock to the current CEO as part of the Settlement Agreement. On that same date, the Company repurchased 2,088,000 shares of common stock owned by the former co-CEO. As of December 31, 2003, the Company retired all outstanding treasury shares.

On December 28, 2003, the Company sold 200,000 shares of common stock for $250,000.

FOR THE YEAR ENDED DECEMBER 31, 2002 -

On April 9, 2002, the Company sold 1,000,000 shares of common stock for $6,000,000, less expenses of $957,384, including underwriting commissions. The net amount to the Company after deducting the total expenses incurred in the offering was $5,042,616. The stockholders contributed all the retained earnings through April 9, 2002 totaling $3,331,082 to additional paid-in capital. The Company distributed $865,941 to the stockholders for the payment of individual income taxes while the Company was an S corporation. The Company accrued estimated payments to the stockholders for income taxes for 2002 in the amount of approximately $60,000.

During April and November of 2002, the Company repurchased 212,200 shares of its common stock. The total cost of the stock repurchased was $1,135,197.

9. EQUITY (CONTINUED)

STOCK OPTIONS -

During March 2000, the Company adopted the 2000 Incentive Compensation Plan (the "Plan"). The Plan is designed to serve as an incentive for retaining directors, employees, consultants and advisors. Stock options, stock appreciation rights and restricted stock options may be granted to certain persons in proportion to their contribution to the overall success of the Company as determined by the board of directors or a committee thereof. Effective April 9, 2002, the Company granted 677,950 options for common stock, including 87,500 granted to consultants, which were valued at $413,000, using the Black-Scholes option pricing model. All options, except for 200,000, vest over five years and expire in ten years from the date of grant. The 200,000 options vest immediately but only 100,000 can be sold within the first year.

The following table summarizes stock options at December 31, 2003:

	Outstanding Stock Options			Exercisable Stock Options		
Exercise Price range	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted-average exercise price
$1.12 - $1.14	380,000	9.50	$1.13	380,000	9.50	$1.13
$1.45 - $2.00	225,000	9.58	$1.76	-	-	$ -
$6.00	500	8.25	$6.00	100	8.25	$6.00

The following table summarizes stock option activity for the years ended December 31:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	648,100	$ 6.00	-	$ -
Granted	705,000	1.33	677,950	6.00
Exercised	(100,000)	1.12	-	-
Converted	(473,250)	6.00	-	-
Cancelled	(174,350)	6.00	(29,850)	6.00
Outstanding at end of year	605,500	$ 1.36	648,100	$ 6.00
Exercisable at end of year	380,100		100,000	
Weighted average fair value of options granted during the year	$ 1.21		$ 6.00	

10. INCOME TAXES

Deferred income tax assets as of December 31, were as follows:

	2003	2002
Net operating losses	$ 900,000	$ 200,000
Customer lists	420,000	575,000
Deferred revenue	-	195,000
	1,320,000	970,000
Less valuation allowance	(1,320,000)	(970,000)
Net deferred tax asset	$ -	$ -

A valuation allowance has been recorded due to the uncertainty of realizing the net deferred tax asset.

The Company had available at December 31, 2003, a net operating loss carryforward for federal and state tax purposes of approximately $2,500,000 that could be applied against taxable income in subsequent years through December 31, 2023.

Reconciliation of the differences between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the years ended December 31, 2003 and 2002 was as follows:

Income tax loss at federal statutory rate	(34.00)%
State taxes, net of federal benefit	(3.63)
Valuation allowance	37.63
Provision for income taxes	- %

11. COMMITMENTS AND CONTINGENCIES

RELATED PARTY COMMITMENTS

In November 1999, the Company entered into a lease agreement for operating facilities with G&G. The lease contained escalating rental payments and expired in May 2009. Rental expense was reflected on a straight-line basis over the term of the lease. During the year ended December 31, 2002, the Company overpaid the rent in the amount of $25,668. For the years ended December 31, 2003, 2002 and 2001, the Company recorded rent expense of $138,531, $139,286 and $136,156, respectively. According to the Settlement Agreement, the Company is responsible for paying rent totaling $26,230 in 2004.

OFFICE LEASE COMMITMENTS

On December 31, 2003, the Company executed a lease for new corporate offices commencing March 1, 2004 and ending February 28, 2010. The Company is not required to make lease payments through August 2004.

With the exception of the Company's Atlanta office, the Company does not have lease agreements for its branch offices. The rent for the branch offices is paid by the independent registered representatives located in those offices. The rent for the Company's Atlanta office is $1,334 monthly. The lease expires on August 31, 2004.

At December 31, 2003, approximate future minimum annual lease payments for the next five years were as follows:

2004	$ 81,000
2005	136,000
2006	137,000
2007	140,000
2008	143,000
Thereafter	171,000
	$ 808,000

REGULATORY AND LEGAL MATTERS

The securities industry is subject to extensive regulation under Federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to so comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the NASD or the OTS by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On October 17, 2003, the Company received the first of a series of subpoenas issued by the United States Securities and Exchange Commission in an investigation regarding mutual fund trading practices. The investigation seeks information regarding whether certain persons and entities engaged in, or aided and abetted others to engage in, certain practices, in connection with the trading of mutual funds shares in violation of the federal securities laws. The New York Attorney General is also conducting a similar investigation. At this time, management cannot determine the financial impact, if any, on the Company, or the results of these investigations.

The Company is a defendant or co-defendant in various lawsuits incidental to its retail brokerage services business. The Company is contesting the allegations of the complaints in these cases. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, management cannot state with certainty the eventual outcome of pending litigation or other claims. In the opinion of management, based on discussions with legal counsel, the outcome of the matters will not result in a material adverse effect on the financial position or results of operations of the Company.

On January 16, 2004, the Company filed suit against the former co-CEO and G&G alleging that the former co-CEO breached the Settlement Agreement and the lease agreement covering the Company's former executive offices. On February 12, 2004, the former co-CEO, G & G and Advantage filed a countersuit alleging breach of the Settlement Agreement and breach of the lease among other claims. The Company believes the countersuit is without merit and intends to vigorously prosecute its claim against the former co-CEO.

12. NET CAPITAL AND RESERVE REQUIREMENTS

The Empire Group is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2003, the Empire Group had net capital of $313,552, which was $63,552 in excess of its required net capital of $250,000. The Empire Group's ratio of aggregate indebtedness to net capital was 2.80 to 1. The Empire Group claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

13. OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of the market value if the security contract is different from the contract value of the transaction.

Retail customer transactions are cleared through the clearing brokers on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing brokers may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing brokers of affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

14. SELECTED QUARTERLY DATA

2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 3,121,299	$ 4,205,183	$ 5,067,141	$ 5,164,513
Net loss from continuing operations	(16,776)	(1,256,880)	(186,689)	(411,003)
Income (loss) from discontinued operations	(382,501)	19,486	(419,593)	(430,053)
Net loss	$ (399,277)	$ (1,237,394)	$ (606,282)	$ (841,056)
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.00	$ (0.26)	$ (0.04)	$ (0.11)
Discontinued operations	$ (0.08)	$ 0.01	$ (0.08)	$ (0.11)
Net income (loss) per share	$ (0.08)	$ (0.25)	$ (0.12)	$ (0.22)
Weighted average shares outstanding	4,787,800	4,804,284	4,927,958	3,838,337

14. SELECTED QUARTERLY DATA (CONTINUED)

2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 4,222,689	$ 2,990,566	$ 2,084,938	$ 3,906,925
Net income (loss) from continuing operations	804,171	(644,736)	(168,655)	(1,486,504)
Income (loss) from discontinued operations	97,527	238,998	(286,388)	(1,031,481)
Net income (loss)	$ 901,698	$ (405,738)	$ (455,043)	$(2,517,985)
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.20	$ (0.14)	$ (0.03)	$ (0.36)
Discontinued operations	$ 0.03	$ 0.05	$ (0.06)	$ (0.23)
Net income (loss) per share	$ 0.23	$ (0.09)	$ (0.09)	$ (0.59)
Unaudited pro forma income, net of provision for income taxes:				
Continuing operations	$ 501,171	$ (401,736)		
Discontinued operations	60,527	148,998		
Net income (loss)	$ 561,698	$ (252,738)		
Basis and diluted pro forma earnings (loss) per share:				
Continuing operations	$ 0.13	$ (0.08)		
Discontinued operations	$ 0.01	$ 0.03		
Net income (loss) per share	$ 0.14	$ (0.05)		
Weighted average shares outstanding	4,000,000	4,740,112	4,802,800	4,795,952

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

14. SELECTED QUARTERLY DATA (CONTINUED)

2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 3,387,782	$ 1,987,707	$ 2,251,695	$ 2,765,734
Net income (loss) from continuing operations	90,011	8,628	31,134	415,317
Income (loss) from discontinued operations	814,904	(37,358)	265,391	(52,746)
Net income	$ 904,915	$ (28,730)	$ 296,525	$ 362,571
Basic and diluted earnings (loss) per share:				
Continuing operations	$ 0.02	$ 0.01	$ 0.01	$ 0.10
Discontinued operations	$ 0.21	$ (0.01)	$ 0.06	$ (0.02)
Net income (loss) per share	$ 0.23	$ -	$ 0.07	$ 0.08
Unaudited pro forma income, net of provision for income taxes:				
Continuing operations	$ 56,011	$ 5,628	$ 19,428	$ 258,915
Discontinued operations	507,904	(23,358)	165,482	(32,429)
Net income (loss)	$ 563,915	$ (17,730)	$ 184,910	$ 226,486
Basic and diluted pro forma earning (loss) per share:				
Continuing operations	$ 0.01	$ -	$ 0.01	$ 0.07
Discontinued operations	$ 0.13	$ -	$ 0.04	$ (0.02)
Net income (loss) per share	$ 0.14	$ -	$ 0.05	$ 0.05
Weighted average shares outstanding	4,000,000	4,000,000	4,000,000	4,000,000

EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING
ACCOUNTS AND RESERVES
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of year
Year ended December 31, 2003:					
Allowance for impairment of intangible assets	$1,001,474	$ -	$ -	$ -	$1,001,474
Year ended December 31, 2002:					
Allowance for impairment of intangible assets	$ -	$1,001,474	$ -	$ -	$1,001,474

EXHIBIT 31.1

CERTIFICATION

I, Kevin M Gagne, Chief Executive Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this First Amendment to Annual Report on Form 10-K/A (the "Report") of Empire Financial Holding Company;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report and based on such evaluation;

c) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2004

/s/ Kevin M. Gagne

Kevin M. Gagne, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Patrick Rodgers, Chief Financial Officer of Empire Financial Holding Company, certify that:

1. I have reviewed this First Amendment to Annual Report on Form 10-K/A (the "Report") of Empire Financial Holding Company;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report and based on such evaluation;

c) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2004

/s/ Patrick Rodgers

Patrick Rodgers, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the First Amendment to Annual Report on Form 10-K/A of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin M. Gagne, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin M. Gagne
Kevin M. Gagne
Chief Executive Officer

April 15, 2004
Date

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the First Amendment to Annual Report on Form 10-K/A of Empire Financial Holding Company (the "Company") for fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick Rodgers, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Patrick Rodgers	April 15, 2004
Patrick Rodgers Chief Executive Officer	Date

[This page intentionally left blank]

[This page intentionally left blank]

Empire Financial Holding Company
Corporate and Shareholder Information

Executive Officers

Kevin M. Gagne
Chief Executive Officer

Donald A. Wojnowski Jr.
President

Patrick E. Rodgers
Chief Financial Officer and Secretary

Board of Directors

Kevin M. Gagne
Chairman of the Board and Chief Executive Officer of Empire Financial Holding Company

Henry N. Dreifus
Principal, Dreifus Associates, Limited, a card technology and systems development and integration organization

Bradley L. Gordon
Managing Member, Concept Acquisitions LLC, an international franchise management and holding company

John J. Tsucalas
Chief Executive Officer and Chief Financial Officer, Littlefield Adams & Company, and Principal, John James Tsucalas & Co., a corporate financial services firm

Empire Financial Holding Company
Corporate and Shareholder Information

Corporate Headquarters
2170 West State Road 434, Suite 100
Longwood, FL 32779
800-569-3337

Corporate Counsel
Greenberg Traurig, P.A.
Miami, FL

Independent Accountants
Sweeney, Gates & Co.
Ft. Lauderdale, FL

Transfer Agent and Registrar
Continental Stock Transfer
17 Battery Place
New York, NY 10004
212-845-3201

Common Stock
Empire Financial Holding Company common stock is traded on the American Stock Exchange under the symbol EFH.

Investor Relations
FRB | Weber Shandwick
Los Angeles, CA
310-407-6555

Annual Meeting
Empire Financial Holding Company's Annual Meeting of Shareholders will be held on June 10, 2004, at 10:00 a.m., Orlando, Florida time, at our corporate offices located at 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

Empire Financial Holding Company
2170 West State Road 434
Suite 100
Longwood, FL 32779
1-800-569-3337

www.empirenow.com

AMEX: EFH